

2015 China Eastern Airlines
Corporate Social Responsibility Report










CONTENTS



Happiness
from the East to the World

About the report

Purpose of the report

This report is the 8th corporate social responsibility (CSR) report released by China Eastern Airlines Corporation Limited. Its theme is "Happiness, from the East to the world". It discloses the Company's CSR concepts and practices, promotes understanding, communications and interaction between the Company and its stakeholders, facilities the establishment of trust and cooperation based on the same value, and fosters sustainable development of the Company and the society.

Change in the report

Due to the changes in expectations of external stakeholders and disclosure requirements, the report has adopted a new structure based on the latest international and domestic CSR standards. To ensure the accuracy of the information, China Eastern commissioned an independent assurance agency, without any conflict of interest, to verify the accuracy of the Chinese version with an independent assurance report.

Reporting period

Unless otherwise specified, the data and content in the report are from January 1 to December 31, 2015. Some parts may trace data in the previous years.

Reporting cycle

This report is published annually.

Scope of the report

The entire company (including branches, wholly owned subsidiaries, and some subsidiaries in which China Eastern holds a majority stake), excluding companies in which China Eastern holds a minority stake.

Report compilation principles

The report was prepared in accordance with the requirements of State-owned Assets Supervision and Administration Commission of the State Council's *Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities* and based on *Sustainability Reporting Guidelines* (G4) of the Global Reporting Initiative (GRI), Social Responsibility of GB/T 36001 Guidance, *Guidelines on Preparation of CSR Reports* of Shanghai Stock Exchange and *Reporting Guide of the Hong Kong Environmental, Social and Governance* (ESG). Other references included *Social Responsibility Guide* (ISO 26000:2010) of International Organization for Standardization (ISO) and *Writing and Compiling Guidelines of the Chinese Corporate Social Responsibility Reporting* (CASS-CSR3.0) of Chinese Academy of Social Sciences (CASS).

Data source

Relevant information, data and case studies were from China Eastern Airlines, its branches, wholly owned subsidiaries and some subsidiaries in which its holds a majority stake. All the materials have been reviewed by relevant authorities.

Abbreviations

To facilitate presentation and reading, "China Eastern Airlines" in this report was referred to as "China Eastern", "Company" and "We". China Eastern Air Holding Company was referred to as "China Eastern Group". "Shanghai Airlines Co., Ltd." was referred to as "Shanghai Airlines". "China United Airlines Co., Ltd." was referred to as "China United Airlines". "Eastern Airlines Technology Co., Ltd." was referred to as "Eastern Technology". "Shanghai Eastern Flight Training Co., Ltd." was referred to as "Flight Training".

"Eastern Airlines Logistics Co., Ltd." was referred to as "Eastern Logistics"."China Eastern Airlines E-Commerce Co., Ltd." was referred to as "Eastern E-commerce". "China Eastern Airlines Wuhan Co., Ltd." was referred to as "Wuhan Company". "China Eastern Airlines Jiangsu Co., Ltd" was referred to as "Jiangsu Company". All branches were referred to as "the name of region + branch".

Acquisition of related information

The report has a Chinese version and an English version. If there is any conflict between the two versions, the Chinese version shall prevail. The report has both print and electronic versions. The electronic version is available on the website of Shanghai Stock Exchange and the Company's portal www.ceair.com and www.ceairgroup.com.

If you need a print report or you have any suggestion, please contact as follows:

Department: Party Publicity Department of China Eastern Airlines

Phone: 021-22331435

Fax: 021-62686883

Address: 92, Konggang No.3 Road, Changning District, Shanghai

Zip Code: 200335



Project launch
- Setting up a working group
- Starting training session

Analysising of Material issues
- Internal and external data collection
- Questionnaire
- Interview & survey

Drafting the report
- Preparing report framework
- Finalizing the report's theme
- Forming the first draft

Reviewing/ Soliciting opinions
- CSR experts' opinions
- Inter-department verification

Publishing/Summarizing the report
- Stock exchange website/ company official website
- Multi-channel / multi-media / multi-language disemination
- Analyzing the results and drafting a clear improvement plan

Report Assurance
- Data and information verification
- Revise and improve the report

Improving/designing the report
- Revising the text
- Verifying data
- Comparing with benchmark standards

Process of report preparation

Message from Chairman



> China Eastern Airlines has a long-term mission to become a world-class carrier with "Staff Devotion, Customers Loyalty, Shareholders Satisfaction, Public Trust" and is committed to joining hands with various stakeholders towards sustainable development with an aim to jointly create experience of happiness and share the achievements.

As economic globalization and regional economic integration accelerate, an all-round opening-up pattern is emerging. The implementation of "the Belt and Road" initiative marked that China is integrating into the world with a more open and inclusive manner, highlighting the image of a responsible large country. As the fastest and most secure means of transportation, civil aviation will undoubtedly play an important role in the "the Belt and Road" initiative to promote interoperability. It's an opportunity for China Eastern in the new era, and it's also the mission and responsibility of the Company.

While we face a historic opportunity for development, global economic recovery was still weak, developed economies showed differentiated trends, growth in emerging economies had repeated setbacks, geopolitical risks increased, and global climate change issues were prominent. It means that there is still a long way to go to realize sustainable development. As a company that has a significant impact on economic, social and environmental sustainability, China Eastern Airlines needs to be more open-minded and work with all stakeholders to take more actions to counter the challenges.

In order to integrate the expectations and demands of the stakeholders into our business strategy and jointly promote economic, social and environmental sustainability via a "development community", we raised the strategic goal of "creating a world-class company, building a happy China Eastern". As we strive to realize the strategic objective, we also recognize that we are endeavoring to cater to people's need for a happy life and we will ultimately realize our dream as long as we move forward step by step. In 2015, in addition to ensuring operational safety, China Eastern Airlines had a number of business indicators ranked among the best in the world. The Company posted a profit for the seventh consecutive year with improved overall competitiveness and growth quality, becoming a "Chinese backbone" in the global aviation industry. We have made use of the innovative "Internet +" development mode, accelerated globalization strategies, strengthened win-win cooperation worldwide and provided a new path for upgrading and transformation. At the same time, based on the characteristics of the aviation industry, we continued to both improve service quality and beef up brand communications. We

optimized the service procedures, boosted service quality and provided passengers with better travel experience.

2016 is the first year of the 13th Five-Year Plan period. The whole 13th five-year period will be a critical period for China Eastern to accelerate transformational development, bolster capacity and build up brands.

We will unswervingly promote comprehensive reform and step up efforts to propel the development of a "happy China Eastern". We will make plans based on five development concepts of "innovation, coordination, greenness, openness and sharing" and rev up structural adjustment and reform. We will tap new technologies, new products, new businesses and new models to foster upgrading and transformation, provide competitive products and services, promote the integration of the aviation industry and other sectors and achieve greater development in the value chain, service chain, and industry chain. This process is in line with our efforts to create happiness, perceive happiness and spread happiness. It's also a process under which we extend the happiness to our employees, customers, stakeholders and

the society. We base ourselves on China but think globally. We will work with various parties to move forward together. We are committed to pursuing higher-quality sustainable development, so that "happiness" can benefit the general public and "happiness" can be spread from the East to the World.

Liu Shaoyong,

Chairman

China Eastern Airlines Corporation Limited

Approaching China Eastern

About us

Corporate information

China Eastern Airlines was established in April 1995 and is a Sino-foreign joint venture exclusively initiated by China Eastern Air Holding. Headquartered in Shanghai, it is one of the three state-owned backbone airlines in China. In 1997, it became the first Chinese aviation enterprise to go public in New York, Hong Kong and Shanghai. It mainly operates domestic and approved international and regional flights in passenger, freight, mail, and luggage transport as well as extended services. Other businesses include general aviation services, aircraft maintenance, aviation equipment manufacturing and maintenance, agency services for domestic and foreign airlines, insurance and agency services, E-commerce, air markets, wholesale, retail and other businesses related to air transport.

The Company owns nine branches, including Northwest, Beijing, Shandong, Shanxi, Zhejiang etc, 57 overseas outlets and offices, as well as a total of 21 wholly-owned subsidiaries or those in which it holds a majority stake, including Shanghai Airlines, China Eastern Yunnan, Eastern Logistics and China United Airlines.

The Company has created an air transport network with Shanghai as a core hub to cover the whole China, expanding to 1,057 destinations in 179 countries and regions in Asia, Europe, the Americas and Oceania. In 2015, The number of passengers carried was 93.78 million. Its fleet size, passenger traffic and other operational indicators all ranked among the Top 10 global airlines.

The Company focused on brand building, with a corporate core value of "Customer-oriented, Detail-oriented" to create a brand value of "World-class Hospitality with Eastern Charm". In addition to the parent brand "China Eastern", the company also has 78 other registered trademarks, including "Eastern Airlines", "CEA", "Lingyan Service", "Eastern Miles", "Shanghai Airlines", "Golden Crane", and "Shanghai Airlines Holiday".

In recent years, the Company has adopted a new stance to usher in new development. It has received awards such as one of the "Top 25 Most Innovative Chinese Companies" presented by the Chinese edition of the *Fortune* magazine, the CSR Top 10 list, and "Flight Safety Diamond Award of China Civil Aviation". For many years, it has been regarded by global brand agency WPP as one of "Top 50 Most Valuable Chinese Brands."



Basic Information

Company name: China Eastern Airlines
　　　　　　　　Corporation Limited

Registered capital: 13,140,178,860 yuan

Date of Establishment: April, 1995

Enterprise category: Sino-foreign joint venture

Legal representative: Liu Shaoyong

Headquarters address: 2550, Hongqiao Road,
　　　　　　　　　　　Changning District, Shanghai

Key Performance

Indicators	2015
Operating revenue (billion yuan)	93.844
Total profit (billion yuan)	5.671
Safe flight (million hours)	1.804
The number of passengers carried (million people)	93.78
Passenger satisfaction (points)	88.11
The total number of employees	71,033
Fuel consumption per hour (tons of jet fuel per hour)	2.945
The number of participants in public welfare activities	274,979


Vancouver
Toronto
New York
San Francisco
Los Angeles
London
Paris
Frankfurt
Moskva
Roma
Beijing
Seoul
Tokyo
Xi'an
Shanghai
Kunming
Taipei
Hong Kong
Bangkok
Singapore
Kuala Lumpur
Cairns
Sydney
Melbourne
Auckland

Aircraft model	2015	2014
Boeing B777	9	4
Boeing B767	6	6
Boeing B757	0	5
Boeing B737	211	190
Airbus A340	0	4
Airbus A330	51	44
Airbus A321	48	39
Airbus A320	160	154
Airbus A319	35	29
Embraer EMB	6	10
Boeing B777 (freight)	6	6
Boeing B747 (freight)	3	4
Boeing B757 (freight)	0	2
Total	535	497

179 countries and regions

1,057 destinations

93.78 million passengers carried

Corporate strategy and governance

The prerequisite to achieve sustainable development is complying with laws and regulations while adhering to honesty and trustworthiness. China Eastern is always adhering to business ethics, constantly improving corporate governance and internal risk management system, and make efforts to boost the legal awareness of all employees, with an aim to foster a corporate culture centering on integrity and compliance management.

Company philosophy

We are convinced that a top enterprise should be able to offer happiness to people. The Company has proposed "to create a world-class company and build a happy China Eastern". To create a world-class carrier, we need to develop a safe, efficient, passionate and innovative company, striving to transform from a traditional air carrier to a modern integrated air service provider. To build a happy China Eastern, we need to spread positive information and happiness to our customers, stakeholders, employees and the society in a bid to better serve the sustainable development of the society.



Corporate culture system



Brand value system

Corporate governance

China Eastern Airlines strictly complies with domestic and overseas listing rules and relevant laws and regulations, and constantly improves its modern corporate governance structure consisting of shareholders' meeting, board of directors, board of supervisors and management, thus forming a system of checks and balances with regard to the relationship between the stakeholder, decision-making body, supervisory body and corporate managers. The Company also continued to strengthen developing a variety of rules and systems. In 2015, it revised *Administrative Rules over Connected Transaction* and *Administrative Rules of Information Disclosure* for the board of directors.

The shareholders' meeting, board of directors, board of supervisors and management perform their respective duties independently in accordance with the stipulation in the *Articles*. There are Nomination and Remuneration Committee, Audit and Risk Management Committee, Planning and Development Committee and Aviation Safety and Environment Committee to assist and support the Board of Directors. In 2015, the Board of Directors consisted of 11 directors, among whom four were independent directors. The Company organized its directors and senior executives to participate in business trainings and arranged some of its independent directors to conduct field research and inspect accounting in its overseas business outlets. All these efforts helped them enhance their own capacity to perform their duties.

The Company communicated with investors in an open and apparent way via on-site meeting, telephone, fax and Internet. In 2015, the Company joined hands with the Listed Companies Association of Shanghai to host the "Getting to know listed companies" activity, enhancing interaction and communications with small investors.

2 financial performance roadshows

5 regular analyst conference calls on financial performance

Communicating with

330 investors and media reporters



Corporate governance framework

Name	Position
Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, General Manager
Xu Zhao	Director
Gu Jiadan	Director
Li Yangmin	Director, Party Secretary, Deputy General Manager
Tang Bing	Director and Vice President
Tian Liuwen	Director and Vice President
Ji Weidong	Independent Director
Li Ruoshan	Independent Director
Ma Weihua	Independent Director
Shao Ruiqing	Independent Director

The Board of Directors



Subsidiaries

- Shanghai Airlines Co., Ltd.
- China Eastern Airlines Yunnan Co., Ltd.
- China Eastern Airlines Jiangsu Co., Ltd.
- Eastern Airlines Logistics Co., Ltd.
- Eastern Airlines Technology Co., Ltd.
- China Eastern Airlines Wuhan Co., Ltd.
- China United Airlines Co., Ltd.
- Shanghai Eastern Flight Training Co., Ltd. (Institute of Flight Safety Technology Application)
- Eastern Business Airlines Service Co., Ltd.
- Shanghai Airlines Tours International (Group) Co., Ltd.
- China Eastern Airlines E-Commerce Co., Ltd.

China Eastern Airlines

- General Office
- Board Secretary Office
- Human Resources
- Accounting Department
- Planning and Development Department
- Legal Department
- Services Management Department
- Transformation Office
- Safety Supervision Department
- Operation Management Department
- Flight Technology Management Department
- Maintenance Engineering Department
- Auditing Department
- Security Department
- Purchasing Center
- Party Work Department
- Party Publicity Department
- Commission of Discipline Inspection Office (Supervision Department)
- Labor Union Office
- Youth League Committee

Branches

- Northwest branch
- Beijing branch
- Shandong branch
- Anhui branch
- Jiangxi branch
- Shanxi branch
- Zhejiang branch
- Gansu branch
- Sichuan branch
- Guangdong branch (preparing)

Business units

- Shanghai Flight Division
- Passenger Marketing Committee
- Ground Services Department
- Chief-on-duty Manager Office
- Operations Control Center
- Cabin Service Department
- Air Security Management Department
- Information Department
- Integrated Management Department
- Training Center
- Customer Service Center
- China Eastern Airlines Hongqiao Construction Headquarters
- Beijing New Airport China Eastern Base Project Construction Headquarters

Organization Structure

Compliance

Under the guidance of CPC, China Eastern is promoting "rule by law" within the Company with themed training sessions and stepping up building a team of captains, crew chiefs and team leaders. The Company constantly promoted education of law to its employees, cultivated a special "rule by law" Corporate culture and beefed up the capacity to govern the operation by law. In 2015, the Company held "Leaders Giving Lectures on Law" program and "Happy China Eastern: Online Test of Law" event, encouraging employees to pay attention to, learn and apply the laws and creating a good atmosphere of compliance.

The Company adheres to a concept of fair competition and multi-win cooperation and carries out compliance management of contracts and projects. The Company also strengthened management of trademarks and other intellectual property rights while complying with the relevant antitrust and anti-monopoly laws and regulations in relevant countries and regions. In 2015, the Company's contract compliance rate was 100%. There was no anti-monopoly or anti-trust litigation and intellectual property disputes.

Risk control

The Company took a risk- and problem-oriented approach to constantly strengthen risk control, and assessed major risks such as operational, production and management risks. The Company developed and implemented the measures to effectively counter the risks, foster the improvement of internal control, and boost operation capacity and risk-control capabilities.

Anti-corruption

China Eastern thoroughly studied and implemented the spirits of the Fourth Plenary Session of 18th CPC Central Committee and the Fifth Plenary Session of the 18th Central Commission for Discipline Inspection of the CPC. The Company focused on the overall objective for 2015 and responded to the strategic layout of "Four Comprehensives" by carefully "transforming functions, changing approaches and altering attitudes" to develop its priorities and main businesses. Based on the deployment and requirements for special inspection tours, China Eastern adhered to Party disciplines and regulations to discover problems and issue warnings. The Company focused on key areas and key links to further strengthen its efforts to prevent corruption from the source, with strengthened system construction and appropriate use of power.

Construction of information systems

The Company adhered to tap information technology to lead transformational development and constantly played catch-up with globally leading aviation enterprises. The Company's IT automation coverage reached more than 95%, thus fully using information technology and mobile Internet technology to build an integrated system to coordinate and arrange operation with real-time operational data. The Company has been building a system to control the operation of hubs, guaranteeing ground services, and fostering a comprehensive standardized budget management system. At the same time, through the integration of businesses and technologies, the Company comprehensively promoted service innovation and optimized customer experience. In 2015, the Company became the only company to pilot the integration of industrialization and information technology in China's civil aviation industry. It's also the first company in the domestic aviation industry to obtain both the ISO 20000 (IT Service Management) and GB/T 24405.1 certifications.



Risk prevention	Internal review	Improving shortcomings
▲ Preparing internal risk control manual and update details ▲ Specifying the main responsibility for risk control at all levels ▲ Assessing major risks	▲ Conducting independent internal inspection ▲ Summarizing inspection of operational safety ▲ Organizing on-site tests	▲ Summarizing internal control problems to draw a list ▲ Establishing a quarterly tracking and reporting system to rectify problems

Measures to boost internal risk controls

Highlights of China Eastern 2015



January 2015

China Eastern held a conference to promote professionalism of flight teams

责任 荣誉 东航

January 2015

- China Eastern and One Foundation signed a strategic cooperation agreement
- China Eastern flagship Boeing 777-300ER's first flight to Los Angeles International Airport
- China Eastern acquired 50% stake of Melbourne CAE Flight Training Co., Ltd.

March 2015

1945—2015
70 YEARS
IATA
Flying better. Together.
mercator

- China Eastern hosted the 9th IATA Global Logistics Conference; Chairman Liu Shaoyong attended the meeting and delivered a keynote speech
- China United Airlines fully implemented the low-cost airline service model

April 2015

China Eastern flight landed at the re-opened Kathmandu airport in the wake of the Nepal earthquake for rescue and relief efforts

April 2015

- China Eastern and Air France-KLM jointly launched two-way transfer services at Shanghai Pudong International Airport
- China Eastern wrapped up flight demonstration of China's first GBAS Landing System (GLS)
- China Eastern made an emergency transport of fire extinguishing agent to help cope with the explosion in the Zhangzhou PX project

August 2015

Eastern Logistics launched the country's largest Logistics Integrated Services Platform for cross-border e-commerce

上海市跨境电商航空物流综合服务平台启用
暨跨境电商示范园区揭牌仪式

August 2015

中国东方航空
外航服务中心揭牌仪式

China Eastern set up a service center for other carriers

September 2015

China Eastern Airlines and Delta Air Lines formally formed a global strategic partnership

September 2015

AIRBUS

Ma Xulun, general manager of China Eastern, attended the Airbus aircraft delivery ceremony. China Eastern officially received the 50th Airbus A330 aircraft, becoming one of the largest operators in the model

October 2015

- SkyTeam Alliance, China Eastern and China Airlines jointly celebrated the launch of SkyTeam Alliance Lounge at Hong Kong airport
- China Eastern organized SkyTeam Alliance's "Great China Connection" Summit

November 2015

China Eastern organized the first training program for internationally renowned enterprises - "GE Aviation Executives Experiencing China Eastern, a cross personnel program for senior executives of both companies"

Social responsibility management

China Eastern caters to the expectations of various stakeholders, including customers, shareholders, employees and the society, by integrating economic, social and environmental responsibilities into corporate strategies and business activities, and working closely with stakeholders to maximize the overall value in economic, social and environmental fields.

CSR philosophy

We have been adhering to the corporate vision of "Staff Devotion, Customers Loyalty, Shareholders Satisfaction, Public Trust" to manage the influence of corporate operation on the economy, environment and society in a responsible manner.

We are actively taking up our social responsibility while continuing to assess the social and economic growth trend to align our development with the national strategy, the development trend as well as the expectations and demand from stakeholders. We supported the economic, environmental and social initiatives or relevant principles by the UN Global Compact. With the theme of "Happiness, from the East to the World", we communicated with stakeholders when compiling the report. We hoped that our customers, shareholders, employees and the society can see our efforts and sincerity to create a happy experience for these stakeholders. We also hoped to demonstrate our determination and courage to extend the happiness to the globe and let the "Oriental" charm shine throughout the world during our globalization process.


Encouraging customers to prefer China Eastern
Helping the public feel at ease
Letting shareholders satisfied with China Eastern
Making the environment more harmonious
Inspiring our employees to love China Eastern
Arousing public trust for China Eastern
Wonderfulness
Greenness
Dream
Universal Love
Development
Safety
Shareholder Satisfaction
Customers Loyalty
Staff Devotion
Public Trust

Promoting social responsibility work

In 2015, the Fifth Plenary Session of the 18th CPC Central Committee put forward five development concepts: "Innovation, Coordination, Greenness, Openness and Sharing." As the Chinese counterpart of the global ISO 26000 CSR standards, China's own CSR national standard GB/T 36000 was issued accordingly. With the CSR development becoming a global consensus, it has also become an important part of China Eastern's strategies. We continued to promote social responsibility management and integrate the CSR concept into our daily operation by establishing and improving CSR management and information disclosure systems.

In 2015, to further promote CSR undertakings, based on the requirements and deployment of the State-owned Assets Supervision and Administration Commission of the State Council on social responsibility management, the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange as well as the latest international and domestic CSR standards, we analyzed and sorted out our CSR initiatives and drafted clear work plans with regard to information disclosure, indicators management and communications channels. We tapped the preparation of the 2015 CSR report to organize trainings for staff responsible for CSR in various departments, branches and subsidiaries.

Identification of material issues

Material issues are a company's issues that have significant economic, environmental and social impacts or can substantially influence stakeholders' evaluation and decision-making. The process to identify Material issues is also to specify a company's key CSR-related issues so as to adjust and improve the work priorities and orientation. In 2015, we refer to the G4 *Sustainability Reporting Guidelines* of the Global Reporting Initiative to analyze and identify the Materialissues.


1.Review
2.Identification
Report
Stakeholder engagement
4.Verification
3.Sequencing

Review

Based on the feedback from internal and external stakeholders in 2015, we evaluated the 35 CSR issues with regard to our stakeholders -- "Staff, Customer, Shareholder, Society" – which were defined in our 2014 CSR report. We sorted out some issues that our stakeholders are more concerned about, laying the foundation for analysis of Material issues in 2015.

Identification

We analyzed the macro-policy orientation and trend for sustainability initiatives in China, catered to the latest requirements on CSR issue management and information disclosure in global and domestic standards and guidelines, took into consideration our own operation strategy and practice and finalized the 2015 pool of CSR issues.


Sources of issues
International and domestic economic and social trends
CSR/sustainability policies, standards and guidelines
Assessment requirements
Satisfaction surveys and feedback
Staff social platform
CEA website, Microblog, WeChat and other Internet platforms
Investors Meeting
Aviation Safety and Environment Committee and other special committees
Discussions on industry trends and exchange of perspectives
Community feedback
News media
Pool of issues
Safety
Supplier development support
Innovation of business models
Risk management and control
Improvement of service quality
Work-life Balance
Fair competition
Social welfare volunteers
Supply chain management
Globalized development
Management of state-owned assets
Compliance management
Protection of basic rights
Health and safety
Operating performance
Protection of customer information
Environmentally friendly office
Prevention and treatment of pollution
Addressing climate change
Training and development
Regional economic development
Helping the vulnerable group
Optimization of hardware facilities
Diversity of Workforce
Noise control
Industry development support
Protection of intellectual property
Smart services
Efficient use of resources
Flight punctuality
Brand image
Democratic management
Disaster/emergency rescue
Community development support
Transparency of information

Identification process of CSR issues

Sequencing

In order to further clarify the importance of each issue, we conducted interviews with 66 internal and external stakeholders via questionnaire, on-site and telephone interviews in 2015, covering employees, suppliers, customers, industry associations and partners. From two perspectives (importance to stakeholders & importance to China Eastern), we sequenced the results of our survey and listed the priorities as the initial results for the selection of Material issues.

Verification

Based on the corporate strategy and business policy, we verified the initial results of the Material issues and listed the top 18 Material issues, which are important to both the Company and stakeholders, and their priorities.


high
Low
Importance to stakeholders
Low
Importance to China Eastern
high
Safety
Protection of customer information
Innovation of business models
Optimization of hardware facilities
Improvement of service quality
Smart services
Globalized development
Flight punctuality
Compliance management
Risk management and control
Efficient use of resources
Prevention and treatment of pollution
Supply chain management
Operating performance
Protection of basic rights
Addressing climate change
Training and development
Health and safety

The Company's Material issues in 2015

The Company's 2015 CSR report collected and disclosed information round the management methods and indicators of these 18 Material issues. For the issues on which we were unable to acquire management and performance information, they will be given priority to in our CSR initiatives and we will set up a management and information collection system for our future CSR reports, thus further enhancing our disclosure of CSR information.

Stakeholders engagement

We obtained values from a large number of stakeholders and maintained close communications with them via a sound management system. We listened to their demands, accepted their supervision, got their feedback and improved our decision-making processes. We integrated stakeholders' expectations and aspirations into our business strategies and core business areas, responded to the concerns of our stakeholders in various ways in a timely manner, and continuously improved our CSR management.

Stakeholders	The main issues of concern	Participation		Response from China Eastern
		Communications	Supervision	
SASAC	Operating performance Compliance management Risk management and control Globalized development Innovation of business models Addressing climate change Disaster/emergency rescue Helping the vulnerable group Brand image	Working conference Regular report	Business assessment Inspection tour	P8\P11\ P22-23\P25\P50-51\ P66-67\P70
Civil Aviation Administration	Safety Flight punctuality Improvement of service quality Addressing climate change Compliance management Fair competition Industry support Protection of intellectual property	Working conference Issuance of notices	Supervision and check Operational guidance	P11\P27\P28-35\ P38-47\P50-51
Local governments	Regional economic development Compliance management Addressing climate change Prevention and treatment of pollution	Daily communications Working conference Government-enterprise partnership	Submission of statistical reports	P11\P25\P50-52\P69
Stock exchanges/investors	Operating performance Risk management and control Brand image	Company announcements Shareholders' meeting Performance roadshow	Regular information disclosure Independent directors Auditing system	P8\P11\P22\P25

Stakeholders	The main issues of concern	Participation		Response from China Eastern
		Communications	**Supervision**	
Customers	Safety Flight punctuality Optimization of hardware facilities Improvement of service quality Protection of customer information Smart services Brand image	Member activities Customer hotline Microblog, Wechat platform	Customer satisfaction survey Customer complaints management External ombudsperson system	P8\P25\P28-35\P38-47
Employees	Protection of basic rights Occupational health and safety Training and development Work-life balance Democratic management	Staff congress Online exchanges, seminars Training, competing for positions	Internal supervisors Service satisfaction survey Trade unions	P54-63
Peers/industry associations	Compliance management Fair competition Industry support	Communications conference Exchanges of industry views Project cooperation	Social supervision	P11\P27
Suppliers/other partners	Compliance management Risk management and control Supply chain management Smart services Supplier Development Support Brand image	Project Cooperation Routine business exchanges Business meetings and negotiations	Reporting mechanism Auditing/Assurance	P8\P11\P23\P25-26\P44-45
Communities / nonprofit organizations	Prevention and treatment of pollution Community development support Helping the vulnerable group Disaster/emergency rescue	Volunteer activities Community projects	Social supervision	P52\P64-70
Media	Brand image Transparency of information	Press conference Media interview Interactive new media	Media monitoring	P8-9\P25

Significant external recognitions

Major awards for China Eastern in 2015

Name	Receiver	Issuer
China Civil Aviation Flight Safety Top Award "Flight Safety Diamond Award"	China Eastern	Civil Aviation Administration of China
Best China Airlines	China Eastern	TTG
The world's Most Reliable Airlines, No. 3	China Eastern	US travel website Wanderbat
"China Golden Bauhinia Awards" "Most Innovate Listed Company" & "The Most Influential Leader of Listed Companies"	China Eastern	Hong Kong *Ta Kung Pao*, Beijing Listed Companies Association, the Hong Kong Chinese Enterprises Association, the Hong Kong Chinese Finance Association, the Hong Kong Chinese Securities Association, the Hong Kong Institute of Chartered Secretaries, and Hong Kong Securities Institute
2015 International Carbon-Value Award - Social Citizenship Award	China Eastern	World Economic and Environmental Conference
2014-2015 Most Respected Company in China	China Eastern	*The Economic Observer*
2015 the World's Most Popular Airline, No.7	China Eastern	World Air Stewardess Association, and the World Urban Cooperation Organization Aviation Committee
The Best Business Model Innovation Award	China Eastern	*21st Century Business Review, Nanfang Daily, and 21st Century Business Herald*
2015 China Best Customer Loyalty Program	Eastern Miles	Loyalty Marketing Institute
"Outstanding Service Brand" in Shanghai's construction and transportation system	China Eastern Lingyan	The Civilization Office of Shanghai Transportation Committee
Shanghai Model Unit	China Eastern	Shanghai Commission of Spiritual Civilization Construction
The Most Influential Brands in Singapore 2015	China Eastern	Influential Brands
Outstanding Enterprise Award on China (Shanghai) CSR Summit of Listed Companies	China Eastern	Xinhua News Agency Shanghai Branch, Xinhua Online, Shanghai Listed Companies Association, and Shanghai Securities News
Best Employers in China Top 30	China Eastern	Zhaopin.com
Taozhu Gong Awards Best Cash Management Award - key recommendation	China Eastern overseas cash pool	EuroFinance
The Most Influential New Media Account of Central SOEs	China Eastern official Microblog	The Central Enterprise Media Alliance






Journey of Development

Expanding commercial value

The civil aviation industry contributes greatly to the national economy. It's a key approach to promote the globalization of production, distribution, investment and consumption. China Eastern is always committed to expanding and creating sustainable business value with a focus on global cooperation and brand building in a bid to continuously boost profitability and create commercial value for its shareholders and partners alongside the value chain.



国际、港澳台
办票区
International & Hongkong,
Check-in Area
中國東方航空
CHINA EASTERN
SKYTEAM
上海航空公司
SHANGHAI AIRLINES

Promoting transformational development

China Eastern is committed to developing itself into a "world-class" air carrier with a new perspective and big ambition. It is actively adapting to the "new normal" and adopting innovative business models to drive the company's transformation and growth. The company is integrating its advantageous resources and is boosting investments in product, business and technology innovation. It's gradually propelling a strategic transformation that suits its business growth: from a"traditional air carrier" to a "modern integrated air service provider".



Revenue tonne kilometers (2013-2015)

Operating revenue (2013-2015)



The number of passengers carried (2013-2015)

Cargo, parcel and mail volume (2013-2015)

According to the data provided by the 201st IATA Committee and its 71st annual meeting, the Company's global passenger carried continued to increase with its ranking rising to the seventh in the world.

According to *the Aviation Week & Space Technology's* rankings of the 2015 world's best-performing airlines, the Company moved up the ladder to the 15th in the world, with both the ranking and its increase leading other Chinese airlines.

01 Transformation of passenger transport: from "traditional passenger transport services" to "one-stop solution"

- Establishing the world's first Eastern E-commerce with aviation industry background
- Providing one-stop integrated travel services and value-added aviation services
- Developing Fly-Fi service

02 Transformation of cargo transport: from "only freight services" to "logistics solutions"

- Improving and integrating Logistics for Fast Fashion, Logistics for Pharmaceuticals, Logistics for Aircraft Parts, and Air Cargo Forwarder Service
- Establishing China Eastern "Express delivery from the Origin" and "Cross-border delivery" freight platforms
- Exploring the "Express Delivery - E-commerce - Trade" fast supply chain mode

03 Dual-mode transition: transformation of China United Airlines

- Optimizing cost-effective organization, adjusting operational structure, and improving the utilization of aircraft
- Actively improving service quality and re-shaping the brand

Three strategies for corporate transformational development

Through establishing the world's first Eastern E-commerce with aviation industry background, China Eastern Airlines continued to strengthen its operational capacity and online service capabilities in 2015. From a traditional perspective, air carriers used to cater to airport-to-airport transport. China Eastern Airlines has taken an innovative approach to tap air tickets as a gateway to a economic platform. It provides one-stop travel solutions to carter to customers' travel needs and travel scenarios and uses mobile connectivity and big-data management tools to constantly upgrade the platform's technologies. Ultimately, its commercial value expands from an air ticket to a series of derivative products.

 **Case**

Fly-Fi service fosters service transformation

In November 2015, China Eastern Airlines became the first domestic carrier to officially provide Fly-Fi service, which not only help better meet the needs of passengers in the mobile Internet era, but also allow the carrier to fully capture the personalized needs based on the passengers' characteristics and preferences. Under the program, China Eastern Airlines is actively diversifying the business models of its inflight connectivity platform with an aim to transform itself from a "channel provider" to a "service provider" and to eventually make the aircraft a "mobile service and operation platform".

Eastern Logistics started the "Express delivery from the Origin" and "Cross-border direct delivery" platforms, which significantly shortened the logistics cycle and helped address the long-standing issues with regard to procedure connections, information sharing and logistics timeliness. As a logistics solution provider, the Company has created value for the industry chain.

 **Case**

From the "origin" to the "table"

In June 2015, the "Express delivery from the Origin" team wrapped up shipping cherries in northwest part of the United States to Shanghai within 48 hours, including picking the cherries on the US farm, packing, transportation, inspection and putting them on the shelf. The fast and efficient cold chain ensures the freshest and most tasty cherries arrive in China. The "Express delivery from the Origin" fast supply chain platform proved to be safe and efficient.

In November 2015, more than 120 Netizens bought 600 bottles of latest French wine from Beaujolais via a group-buying program. These bottles were shipped directly to Shanghai via the "Express delivery from the Origin" service provided by China Eastern. The group-buying program was an innovative attempt by Eastern Logistics to meet the new market demand. It marked China Eastern has launched an Internet-based trade model for its freight business with a new way to expand the commercial value.

In December 2015, Chilean Ambassador to China, Jorge Heine, attended the launch ceremony of the cooperation project organized by China Eastern and the Chilean Cherry Committee. In 2013, China Eastern shipped Chilean cherries to China with all chartered cargo flights, making a history in the domestic aviation industry. From 2013 to 2015, the amount of Chilean cherries shipped to China under China Eastern's "Express delivery from the Origin" project rose from 200 tons with two chartered cargo flights to over 2,000 tons with 17 chartered cargo flights in 2015.





 **Case**

"Cross-border direct delivery" improves supply chain efficiency

In October 2015, as China's first cross-border e-commerce chartered flight shipping products bought directly from overseas, China Eastern's Boeing 777 freighter flew from Seoul in South Korea directly to Pudong, Shanghai, carrying a total of 70,000 pieces of Korean products weighing 90 tons. China Eastern's "Cross-border direct delivery" team joined hands with the Customs to realize efficient connection within the supply chain via air-road multimodal transport. It was a key milestone for the Company to transform to a "logistics solutions provider".

Outlining global blueprint

As important links to connect different countries and geographical markets, airlines have been the backbone to promote international cooperation. In 2015, China Eastern continued to accelerate globalization with efforts to enhance the brand's global reputation by building more international routes to expand the commercial value.

 **Promoting international cooperation**

- Strategic cooperation with Delta Air Lines
- Joint operation with Qantas
- Strengthening connecting flights and codeshare with foreign airlines
- Strengthening cooperation with overseas airports and other agencies
- Signing a strategic cooperation memorandum with Queensland, Australia

 **Global market layout**

- Expansion of international (regional) destinations and routes
- "The Pacific Plan" and the "Europe Profitability Plan" to promote sales and marketing in North America, Australia, and European route"
- "The Sector Plan" to expand the routes to Japan and South Korea

 **Strengthening a global brand**

- Holding product recommendation meeting roadshows in North America and Europe
- Partnering with Tourism New Zealand to jointly host inauguration ceremonies for new flights
- To increase overseas advertising spending

Globalized initiatives

 China Eastern operates connecting flights together with **73** foreign airlines while it has **816** codeshare routes

Case

Strategic cooperation with Delta Air Lines

In September 2015, China Eastern and Delta Air Lines signed a strategic investment agreement. Delta invested US$450 million to buy a stake in China Eastern, making it the biggest foreign shareholder. The two sides formed a global strategic partnership, which aims at fully connecting the world's two biggest economies and biggest aviation markets. It was a major strategic initiative of China Eastern to comprehensively deepen reforms, actively explore and develop a mixed ownership, and promote globalization.



In 2015, China Eastern took the "the Pacific Plan" and "the Europe Profitability Plan" as its core marketing strategies and significantly enhanced the operation and service quality of its international long-haul routes. By establishing an integrated, market-oriented and globalized branding model and communications mechanism, China Eastern boosted its capabilities to demonstrate its corporate value and corporate culture while boosting its brand awareness and influence in the global market. According to Nielsen, a market research firm, the brand awareness of China Eastern rose 16% in New York and 17% in Los Angeles.

Supply chain responsibility

The Company's long-term development depends on a stable and sustainable supply chain. China Eastern is committed to promoting win-win results and constantly helping suppliers boost their sustainability capacity, thus establishing a closer partnership with them.

In 2015, the Company formed a sound framework for procurement by improving its purchasing management system in four aspects: regulations, operational procedures, administrative rules and operational guidelines. The Company uses a procurement management system to boost risk control in five aspects: "personnel", "system", "skills", "rules and regulations" and "internal control and audit". It also created the risk control manual for the procurement center, specifying key risk points and control measures.

China Eastern requires its suppliers to sign the *Letter of Commitment by Suppliers on Social Responsibility* and *Letter of Commitment by Suppliers on Integrity* with detailed rules to require suppliers to comply with laws and regulations, adhere to business ethics, hire employees legally and eliminate child labor, eliminate forced labor, respect human rights and move against discrimination, pay attention to environmental protection and organize social welfare activities. China Eastern requires suppliers to make commitment that their products and operations have no negative impact on the environment and society.

The total number of the Company's suppliers

747

The number of suppliers by region													
China United Airlines and Hebei	Zhejiang	Yunnan	Southwest	Wuhan	Sichuan	Shanxi	Shandong	Jiangxi	Jiangsu	Gansu	Beijing	Anhui	Shanghai
44	24	34	34	10	16	26	34	16	20	22	13	10	444

Note: The above statistics do not include aircraft suppliers, infrastructure suppliers and medicine suppliers.

China Eastern constantly provides suppliers, especially small-sized ones, with strong support and helps them develop in a healthy, stable and sustainable way. For new suppliers who have passed the initial assessment, the Company conducts a test to verify their performance in service quality and compliance. For existing suppliers, China Eastern establishes a long-term communications mechanism with them, which includes regular meetings. Meanwhile, the Company also supervises the product quality, response time and work procedures at its suppliers with an aim to help them grow their business. For suppliers with quality problems, the Company urges them to rectify relevant procedures and decides whether to restore their identities as suppliers or terminate the contracts based on the results after rectification. For suppliers who have contracts spanning over a year, the Company will audit their performance.

📣 **Stakeholders' voice**

Our company is a small business. The support and help we get from China Eastern play an important role in our development. After China Eastern became the first to buy our products, other companies started to believe us and cooperate with us. In the 8 years partners with China Eastern, leaders and staff at both the procurement center of China Eastern Shanghai headquarters and its branches were kind to us and we felt grateful. We also made efforts to contribute our high-quality products and services in return for the trust. If without China Eastern, Minkang would not have been what it is today.

- Liang Rongkang, Chairman, Shaoxing Minkang Sterilization Supplies Co., Ltd. (Supplier)

In 2015, the Company used local suppliers at all of its four major hubs: Shanghai, Beijing, Xi'an and Kunming. During the reporting period, the Company did not find any suppliers who had a significant negative impact on the environment, employees and society.

Working together with partners for a win-win scenario

China Eastern always attributes its development to strong support and help from the government and various partners. The company always attaches great importance to establishing a harmonious and cooperative partnership, creating a win-win scenario and fostering the industry progress and economic prosperity.

1 Government-enterprise partnership
- China Eastern has signed several strategic cooperation agreements with local governments in Shanghai, Zhejiang and Hunan, serving local economic and social development

2 Cross-sector cooperation
- Launching co-branded credit card with CITIC Bank
- Launching co-branding activities with Greenland Group
- Jointly launching "Sui Xing Bao" financial product with Ping An Property & Casualty
- Signing a strategic cooperation agreement with BOCOM Financial Leasing in maintenance guarantee

3 Cooperation with industry peers
- Expanding cooperation with SkyTeam Alliance, providing five premium services including Sky Priority, promoting synergies within in the union
- Participating in the International Air Transport Association (IATA) projects including the ground operations manual, FAST TRAVEL, and aviation data collection
- Signing a cooperation framework agreement with SF Express

China Eastern's cooperation projects with the government and partners in 2015

China Eastern continues to actively promote industry development, teaming up with industry partners in business cooperation while taking the initiative to undertake research within the industry.

📣 **Stakeholders' voice**

China Eastern always actively cooperates with trade associations and other project issues. For example, it set up a project team to undertake the pilot research on cold-chain transport of medicines commissioned by the China Air Transport Association. It played a leading role in setting the standards and verifying the procedures for cold-chain transport.

- Li Aiqing, Director, The Standardization Office of China Air Transport Association

Association	Title
International Air Transport Association	Member
China Air Transport Association	Vice President
Civil Aviation Maintenance Association of China	President
Shanghai Federation of Economic Organizations	Vice President
Shanghai Society of Aeronautics	Vice President
Shanghai Transportation Trade Association	Vice President
Shanghai Ports Federation	Vice President

The role of China Eastern in industry associations

Journey of Relief

Securely flying between heaven and earth

Safety is the cornerstone of the aviation industry, the lifeline of any flight and the foundation to ensure social stability and economic development. China Eastern is fully aware that safety matters for every passenger, employee and their families. The Company adheres to the principle of "Safety First, Prevention Prioritized, Comprehensive Management, Continuous Improvement" to enhance flight safety, ground safety and aviation security, thus allowing passengers to enjoy a safe and sound trip.



Strengthening safety management

China Eastern follows *Work Safety Law* as a guide and the group's *Decision to comprehensively Strengthen Work Safety* as a principle to strictly implement the responsibility system for work safety. The Board of Directors has set the Aviation Safety and Environment Committee, which is responsible for research and consideration of major security-related issues. The Company has set the Safety Committee led by its general manager and party secretary to comprehensively enhance the safety management system (SMS). The committee holds regular meetings, supervises the implementation of safety regulations such as *Safety Management Manual* and *Emergency Response Guidebook*, and improves safety assessment standards, definition of errors as well as incentives and punishments, in a bid to bolster risk management and control.

Strengthening risk management

The Company promoted the construction of the MORCS and analyzed and classified sources of risks in different stages of operations based on the crew, aircraft and environmental factors so as to identify and control the sources of operational risks. In 2015, the Company promoted the establishment of a risk database and assessment model for flight operations by wrapping up identifying and classifying 164 sources of risks in the airports. The Company also completed drafting the assessment methods for 39 combinations of risks in the crew and environment categories.



Chairman Liu Shaoyong conducted safety inspection at Anhui Branch

The Company promoted a three-in-one regulatory model, covering area-based supervision, safety audits and safety supervision. The Company implemented the inspection system, took the initiative to discover risks and nipped the security risks in the bud. In August 2015, the Company conducted safety inspection of 23 units via self-examination or introducing third-party inspectors. A total of 1,168 issues were raised and 95% of them have already been rectified.



Case

Only for safer flights

In 2015, during evaluating the sources of risks in the airports, the Company discovered risks at the Shennongjia airport were at an alerting level, indicating significant security risks. The airport is located in the plateau and is easily subject to fog and low visibility. In winter, snow might pile up while the airport also lacks of fences and other security facilities.

The Company founded an expert committee to conduct field visits to the Shennongjia airport and located two uncontrollable hazards after analysis. Following the resolution of the Safety Committee resolution, the Company decided to suspend flights to the Shennongjia airport in autumn and winter while urging the government and airport to improve the safety facilities and lower the risks.

Development of safety culture

The Company strengthened education and training for its staff on work safety and organized Work Safety Month activities with a theme of "boosting rule of law on safety, and ensuring work safety". The Company actively participated in the "Ankang Cup" contest and boosted employees' awareness of safety, thus realizing transformation from "requiring me to improve safety" to "I want to improve safety". By shifting from passive management to active management, the Company managed to create a common value on safety for its employees.

The Company took advantage of the "Staff Active Reporting on Safety" platform to encourage employees to actively report security risks, offer recommendations for improvement and share their experience in work safety. The Company organized an expert committee to assess the active safety reports, drafted countermeasures to eliminate risks and appraised and awarded the employees on their reports in a quarterly manner.



员工主动安全报告
员工主动安全报告

Interface of "Staff Active Reporting on Safety" APP



案例

The first pilot skills contest in the aviation industry

In June 2015, China Eastern held the first pilot skills contest in China's civil aviation industry with a theme of "Safety, Accountability, Responsibility, Dedication". As the Level II national competition, the event was recognized and supported by the SASAC, the Ministry of Human Resources and Social Security and the Civil Aviation Administration of China. The competition was aimed at testing the skills and knowledge of the pilots, boosting their awareness of safety and creating a self-restraint and self-management safety culture.



1 王冠钧
赵洋

The pilot skills contest

Flight safety

Flight safety is the top priority of aviation safety. It is an important commitment to the public. China Eastern sees flight safety as the core of its safety management. By focusing on the whole flight process, the Company constantly improves the quality of the crew members, ensures the safe operation of facilities and guarantees the safety of every flight.

Safe Flight

1.804
million hours

Flight incident and accident rate per 10,000 hours

0.025

Substantially lower than the industry average of 0.431 (Source: the *2015 China Civil Aviation Safety Information Analysis Report* issued by the Safety Office of the Civil Aviation Administration of China)

0
serious maintenance error

The average fleet age

5.42 years

Unit: 10,000 hours



2013-2015 Safe Flight Hours of China Eastern

Guaranteeing safe operation of airplanes

The Company reduced the average fleet age, improved efficiency of aircraft maintenance and fully tapped the growing maintenance capacity in order to ensure aircraft in good state.



Optimizing fleet structure
● Replacing old models
● Introducing new models

Improving maintenance capability
● Centralized management and maintenance
● Innovatining maintenance approaches
● Unified maintenance procedures



Regular inspection and maintenance

 **Case**

Third-party recognition of maintenance capability

In March 2015, Eastern Technology received the aircraft maintenance license issued by the Federal Aviation Administration (FAA) of the United States. China Eastern has obtained global recognition for its maintenance technology and its ability to ensure flight safety, aircraft maintenance and release as well as emergency coordination.

As the largest aircraft maintenance company in Shanghai and the Yangtze River Delta region, Eastern Technology is China's first company to receive the authorization certificate as "the Appointed Unit for Design and Modification of Civil Aircraft". It also obtained the maintenance license from the European Aviation Safety Agency (EASA), the Civil Aviation Authority of Singapore (CAAS) and the Ministry of Land, Infrastructure and Transport of the Republic of Korea (MOLIT).

Note: FAA is a civil aviation authority set up by the U.S government for the protection of aviation security. Its aerospace manufacturing technologies and standards have been globally recognized. The maintenance license issued by the FAA is the highest level in the world's aviation maintenance industry.

Flight personnel training

China Eastern sticks to the principles of "rigorous procedures, rigorous standards, rigorous training" to strengthen pilot training. The Company established the Institute of Flight Safety Technology Application to study the technologies for flight safety, thus providing support to cultivate and train pilots with an aim to develop a high-level team of flight personnel.

Total training period on simulators

99,121 hours

a year-on-year increase of **9.1**%

● Researching pilots' visions Error recognition project
● Analyzing flight data and make recommendations

Strengthening theoretical study

● Strengthening monitoring of training and gradually establish a monitoring mechanism
● Modifing training programs for different aircraft types

Carefully organize training

● Partner with aviation schools to train cadets
● Establishing training camps for new cadets
● Improving management system of flight cadets

Building a talent pool of flight personnel

Measures to create a high-level team of flight personnel

 **Case**

Improving the training system of flight personnel

In January 2015, China Eastern acquired a 50% stake of CAE Melbourne Flight Training, a subsidiary of Canadian Aviation Electronics. This is the first overseas equity acquisition by China Eastern. It marked that China Eastern formed a complete training system after setting up a class for domestic junior pilots, investing in an international flight school, independently operating Flight Training and establishing the Institute of Flight Safety Technology Application. All these efforts helped improve the efficiency and quality of pilot training.

Optimizing flight quality

The Company made full use of the latest aviation technology to enhance flight safety, enhanced monitoring of safety issues during the flight and analyzed irregular behavior, thus fully optimizing flight quality.

Enhancing monitoring of procedures
● Checking the Cockpit Voice Recorder (CVR) to judge the implementation of the rules
● Line Operations Safety Audit (LOSA); arranging observers to monitor pilots

Unifying quality standards
● Standardizing decoding analysis of Quick Access Recorder (QAR)
● Amending quality control standards

Using new technologies
● Electronic Flight Bag (EFB)
● GBAS Landing System(GLS)
● Performance-based Navigation (PBN)

Measures to optimize flight quality



Ground safety

Ground safety involves vehicles, warehouse, fire prevention and sanitation. Although they belong to the non-traditional areas in aviation safety, they are also equally important to China Eastern.

The Company improved its ground management system, amended the *Ground Safety Management Manual* and organized its ground security management personnel to attend training. The Company took an active approach to inspect and supervise ground safety and strictly control risks. In 2015, the Company conducted a self-inspection and rectification campaign with a theme of "checking hidden risks and reinforcing treatment". It discovered 627 hidden risk factors while 620 of them have been rectified.

0
major traffic accident






Traffic safety	Safety work on hazardous goods	Food hygiene and safety	Electrical safety
• Routine inspection and special inspection of traffic safety • Warning and education on driving safety	• Amending the *Hazardous Goods Manual* and other regulations • Carrying out specific projects to tackle transport of hazardous goods	• Inspecting food safety at the staff canteen • Providing training on food safety training for employees	• Conducting safety checks on use of electricity on a regular basis • Identifying problems in a timely manner, ensure rectification

Monitoring measures for ground safety

Aviation safety

Aviation safety plays an important role in national safety and the country's anti-terrorism strategies. The whole aviation industry must give top priority to the issue. China Eastern recognizes the importance of aviation safety from a global and non-traditional perspective with a variety of measures to strengthen aviation security, safeguard national security and ensure social stability. In November 2015, China Eastern won the assurance certificate on aviation safety issued by the Civil Aviation Administration of China.



Developing aviation security management system
• Promoting the development of security management program
• Improving the security management system manual
• Developing air protection emergency response manual
• Preparing integrated work manual

Boosting staff's comprehensive abilities
• Coordinating the cabin crew to have exercises
• Introducing the industry-leading "Redman" combat training
• Organizing special training on apparatuses and weapons
• Participating in job skills contest and claim the championship

Setting unified work standards
• Standardizing work flows to deal with inflight emergencies
• Unifying inflight aviation safety broadcast

Note: Redman training is a simulated training of real combat

Enhancing measures to ensure aviation safety

Journey of Excellence
Creating a better travel experience

Every day, over 200,000 passengers choose to fly with China Eastern. It's our greatest pursuit to let passengers be satisfied. We cherish every customer's experience, strive to understand and meet the expectations of our passengers, and constantly explore and extend our service value. Through delicate services, we hope passengers can enjoy a free journey to discover the wonderful world .



Improving service management

We uphold the "customer-oriented, service-focused" principle. The Service Management Department, Ground Service Department, Cabin Service Department and Customer Service Department are responsible for coordinating management and providing specific services. Meanwhile, they work closely with the Passenger Marketing Committee, Operation Control Center and Information Department to jointly provide customers with integrated services in the whole process.



1 **Improving service standards**

The Company completed the revision of the new *Service Manual*, specifying its service quality standards and establishing a scientific and reasonable service quality system

2 **Evaluating services with benchmark indicators**

Developing an information platform to collect and analyze the benchmark indicators in all contact points along the whole service process

3 **Improving the assurance system for the service**

Updating the service assurance list, revising the assurance process and setting a complete assurance system

4 **Improving the evaluate system for service quality**

Link the evaluation of service quality with the brand's service performance; establish a comprehensive, objective and international assessment system of service quality

Measures to improve the service management system

Improving flight punctuality

Flight punctuality is closely related to passengers' interests and core demands. It's also an important part of the operation quality of airlines. In 2015, in accordance with the provisions of the Civil Aviation Administration of China, China Eastern unveiled four measures to manage regular flights and increased its coordination capability. The Company also unveiled *Operations Center Handbook* and *Disposal Plan for Massive Flight Delays* in order to improve flight punctuality.

In 2015, the Company boosted efforts to notify passengers of irregular flights through its information platform and accelerated improving the automatic endorsing and rescheduling functions. The Company also promoted endorsing functions among the domestic alliance members. These efforts helped passengers to keep abreast of the conditions of irregular flights and reschedule their trips via self services in a timely manner, thus minimizing the impact of irregular flights.

Flight punctuality rate

68.09%

Note: Data from Civil Aviation Administration, excluding Shanghai Airlines and China United Airlines

The effective irregular flight notification rate

94.3%



Improving coordination mechanisms with the Civil Aviation
Administration and air traffic control authority
Improving calculation and analysis of irregular flights
Promoting a swift taxiing system

Managing flight operations

Coordinating flight schedules

Unifying management of crew resources
Optimizing the on-site monitoring system at the airport
Improving protection plants for airport operations

Strengthening on-site inspection
Improving the efficiency of ground resources

Strengthening on-site management and control

Measures to improve flight punctuality rate

Note: In addition to the operation and safety work of airlines, flight punctuality is much affected by a variety of complex factors, including weather conditions, flow control, military operations, air traffic control and airport issues. The extreme weather and air traffic control can cause massive delays.



Attaching great importance to customer communications and feedback



Passenger satisfaction questionnaires

327,071 copies

Passenger satisfaction score

88.11 points

Passengers' endorsement letters

5,858 copies

Passenger satisfaction surveys and complaints from passengers help us understand their expectations and foster us to improve service quality. We analyze data in our passenger satisfaction surveys every month, every quarter and ever year. Based on the analysis, we work out improvement plans. Meanwhile, the Company is committed to properly handling customer complaints in a timely and efficient manner. After receiving complaints, the Company would contact the customer within one working day. In 2015 China Eastern received a total of 415 complaints from passengers (CAAC statistics, excluding Shanghai Airlines and China United Airlines). We optimized the satisfaction survey interface, upgraded and improved the complaints handling system, and enhanced rapid remediation and complaint management. Customer complaints were handled properly during the reporting period, without any major incident that has serious negative impact. The Company invited some Gold members to serve as external inspectors and reported the highlights and problems of the cabin services through the evaluation system in a timely manner. We regularly convened external inspectors to meet together and continued to analyze the suggestion and comments from external inspectors.

 **Case**

Properly handling passenger complaints

In December 2015, a rare-disease patient from China-Dolls Center for Rare Disorders complained to media, saying that China Eastern staff failed to give enough support to help her get off the plane in a timely manner. After hearing the incident, the Company immediately contacted the passenger and cabin crew for an investigation. It found that because the cabin aisle was narrow while the passenger's wheelchair is wide, the wheelchair can not be moved on board. Although the crew finally assisted the passenger to get off the plane in a safe manner, the delayed service caused inconvenience to the passenger. We communicated with the passenger and her company and apologized for the operational errors. We also arranged corporate leaders to visit the passenger at her home and made an apology, eventually obtaining the passenger's understanding.

We will take this event as a warning and further attach great importance to improving services for passengers with special needs. We will also tap the aviation platform to actively advocate for social care for the passengers with special needs.

Protecting information security

Protecting the safety of passenger information is what airlines must do to fulfill their social responsibilities. China Eastern has given priority to protection of passenger information on the corporate level and drafted *Access Control Management, Operation and Maintenance Standards to Develop Projects Safely under the Information Department* and other rules, specifying a variety of measures for the protection of passenger information.

In 2015, the Company has sorted out data relationship in the passenger-related key information system, standardized the internal and external Internet activities and strengthened traceability of security-related incidents. In addition, the Company also sent alerts to remind passengers and general public to protect their personal information via the official website, text messaging, and other media forms. The Company also included the relevant provisions of information protection into the cooperation agreements it signed with partners.

High-quality service during the whole journey

We took a customer experience-oriented approach to cater to all major contact points alongside the whole service processes, such as ticketing, check-in, boarding and baggage services. We promoted the overall upgrade of hardware and services, while fully respecting the emotional needs of the passengers. We enhanced the affinity of our services and interacted with our passengers in an effective manner to maximize the service value.

Satisfying inflight experience

No matter the passengers are at the check-in counter, in the lounge or in the aircraft cabin, we are committed to giving our passengers a pleasant and satisfying feeling in five aspects (taste, hearing, sight, smell and touch), thus enhancing the sense of happiness.



Cabin environment:
comfortable and elegant

- Establishing maintenance standards for facilities and equipment to support cabin services
- Enhancing management to ensure full functions of cabin facilities and equipment
- Clearing the cabin thoroughly



Qualify of inflight food:
safe and delicious

- Regular sampling of inflight food with an annual audit
- Customizing exclusive inflight meals



Entertainment equipment:
interesting and convenient

- Integrating inflight entertainment resources with innovative entertainment products
- Optimizing inflight entertainment structure; improve quality of the programs

Enhancing the flight experience of passengers



China Eastern introduced the B777 -300ER aircraft. The aircraft uses a whole new generation of passenger service system, which greatly enhances the comfort of the passengers




China Eastern's VIP lounge at the Terminal 2 at Shanghai Pudong International Airport put into use

**Case**

High-end ground service with superb experience

China Eastern's V7 lounge at Shanghai Hongqiao International Airport Terminal 2 has been officially put into use. It covers a total area of 720 square meters, with 222 independent seats. Apart from its large and airy environment, there is a quiet massage area and a separate smoking room. There is a USB modular socket on each seat, a separate luggage storage room and baby seats in the men's toilet. The lounge provide premium services for first-class passengers, China Eastern Miles Gold and Silver members, and SkyTeam elite members.



Complete transformation of the high-end international flight check-in areas in Pudong, New York and Los Angeles (Picture: China Eastern's high-end check-in area at Pudong International Airport)

Considerate services and care

We are committed to capturing the demand of passengers and provide them with tailor-made services. The Company initiated the "321" project in the cabin, which means the crew actively communicated with three passengers, took the initiative to provide services for two passengers with special needs and consult one frequent flyer for advice and suggestion on each flight. Meanwhile, through the new technology-driven service platform, we enhanced self-service capability by leaps and bounds to win the hearts of our passengers.



**Extended reading:** China Eastern's "Lingyan" service brand was established on May 4, 1989. Adhering to the spirit of "flying high, pursuing excellence", the brand constantly adopted innovative approaches to surpass itself and has become the leading service brand at China Eastern. It has won the top prize in the service quality appraisals for five consecutive years and the "Five Star Diamond Award" issued by the American Academy of Hospitality Sciences.

**Case**

Decisive return to care for life

On September 12, 2015, on China Eastern's flight MU591 from Shanghai to Moscow, a passenger suddenly felt numb on the left side of the body, with shortness of breath and heart symptoms. The crew took full consideration of the passenger's condition, adopted urgent measures and made a decisive return to Shanghai Pudong International Airport. Throughout the flight, the crew has accompanied by the passenger's side, lift the oxygen bag and actively explained to other passengers to gain their support. The aircraft arrived in Shanghai in time to help the passenger escape the danger. We are devoted to cater to every traveler's health and safety, providing fine services and winning their praise and support.

**Stakeholders' voice**

The highest standard is to provide passengers with quality services and let them relax and feel at home. It's also an opportunity for domestic airlines to become among the world's leading carriers. I flew with China Eastern back home and I think it's a perfect ending for our trip. I'd like to thank all the flight attendants for their attentive services. I will continue to support China Eastern. I hope I will fly with you again in the next trip.

- Zhao Jun, China Eastern passenger

One-stop solution

We believe that with information technologies constantly changing today, the best service is to help passengers save time and obtain value. We hope that we can tap our innovation and imagination to provide personalized products and customized one-stop travel solutions for our passengers, allowing them to enjoy a more relaxed, convenient travel experience.

Providing innovative online integrated services

Self-service check-in for domestic flights

60%

Coverage of self-service check-in machines in domestic terminals

100%

The Company made full use of information technology and mobile Internet technology, and actively promoted transformation and service innovation. The Company comprehensively promoted the services in five aspects, namely integration, personalization, self-service, convenience and fineness. In 2015, the Company realized interoperability of passenger orders in a variety of channels while improving self-service functions, allowing passengers to enjoy a raft of special services anytime and anywhere.



Automatic refund and change
Online provision of international special services
Self-service by members
Integrating online customer operations
Developing an official overseas website
Optimizing the functions of the official domestic website

Part of the integrated online service



Hotels at home and abroad
Pick-up & drop-off
Holiday arrangement
Outbound WIFI
Valet parking
Business jet

New travel solutions in 2015



Case

Fly-Fi service allows passengers to enjoy flying time

In May 2015, the Company was approved to operate commercial operation test of Fly-Fi service on 21 aircraft flying domestic and international routes, providing passengers with inflight Internet services. In November 2015, the Company took the lead to launch Fly-Fi service on North America routes linking Shanghai to New York, Toronto and Los Angeles. Real-time interaction between the ground service system and cabin service system offers us great convenience to provide inflight services and handle emergencies in a timely manner.



Stakeholders' voice

As a finance professional, I fly over 100 times a year. As long as China Eastern is able to reach that place, I will choose to fly with China Eastern. In so many of my flights, as long as customers had reasonable demands, China Eastern would make efforts to meet them. Now cross-border flights have Fly-Fi service, which allows me to read timely news and get real-time trading information. The time flies during the flight. It also helps my investment decisions. I am very much pleased.

- Dong Yinming, China Eastern Gold member

Facilitating transit services

Today, connecting flights that allow luggage checked through to the final destination contribute to the most convenient and most popular transit model, under which passengers can check in only once at the departure for all the connecting flights and claim the checked luggage at the final destination. In December 2015, the Company added seven new domestic and international sites under the program, bringing the total number of hubs to 69 and helping passengers with international connecting flights boost efficiency of customs clearance. Meanwhile, the Company promoted the luggage management system at transit terminals to strengthen management and control of luggage transport and improve the functions of the luggage inquiry centers. These initiatives helped improve the quality of luggage transport and boost the chances for passengers with connecting flights to get their luggage at the final destination. In 2015, luggage mishandling rate of China Eastern was 26.75 out of 10,000, down 1.41 year on year.

Domestic destinations of connecting flights

37

International destinations of connecting flights

32



Case

Kunming transit achieves "luggage checked through to the final destination"

The Company officially included Kunming airport in the multi-destination flight program. Passengers purchase the tickets of connecting flights at Kunming airport no longer need to print the boarding pass for the next flight or claim the luggage at the next stop and check it in again. The luggage is checked through to the final destination, bringing passengers an easy and convenient trip. The business now involves 10 daily round-trip flights between Kunming and global destinations while it can also connect with 196 round-trip domestic flights, cutting passengers' transit period at Kunming airport from 180 minutes to 120 minutes.



Case

Successful transport of living organ

In October 2015, the Company received one call from a passenger at Wuxi People's Hospital, who would take the MU5204 flight to transport live lung organ and require China Eastern help coordinate air-road transport and ensure that the flight would take off on time. We immediately contacted relevant departments to facilitate efficient coordination and successfully completed transport of the living organ. We created a life-saving channel via air-road collaboration.



China Eastern ensures the success of live organ transport

 **Stakeholders' voice**

What impressed me most was when the Oriental Star capsized in 2015, the family members of many victims took airplane to the scene of the accident. China Eastern arranged the family members in its VIP lounge and offered buses to transport them with all-round services. The care they provided for the relatives of the victims touched me a lot.

- Dong Yinming, China Eastern passenger



Case

Cooperation with Delta Air Lines and Air France-KLM to carry out transit projects

In April 2015, the Company launched cooperation projects in two-way transit services with Delta Air Lines and Air France-KLM. Passengers who arrive at Shanghai Pudong can check in for the connecting flight at the same floor where he or she claims the luggage before going directly to the departure hall for boarding. The cooperation projects effectively shortened the time and allowed passengers to enjoy convenient and high-quality services. It's a new driver for China Eastern to develop itself into an internationally competitive carrier with a large network.



Meeting specific needs

The number of passengers who need special services rose

145.5%

China Eastern constantly improved the guarantee system for service quality and provided more personalized and humane measures to address the special needs of our passengers. Based on our professional experience and attentive services, we addressed inflight emergencies and met special needs of our passengers with an aim to provide them with a comfortable journey. In 2015, the Company has become the Chinese airline that accepted the most diversified requests for special services with a monthly amount of 2,200 cases.

10 categories of passengers who need special services

Four online channels



Mobility impaired passengers
Unaccompanied children
Passengers on stretcher
Passengers who need oxygen
Small animals
Blind /deaf passengers
Service dogs/guide dogs
Pregnant passengers
Wheelchair travelers
Sick passengers

Online requests for special services

95530 Hotline
China Eastern official website
China Eastern M Website
China Eastern APP

From July 1, 2015, China Eastern opened online channels to cater to 10 categories of passengers with need for special services

Journey of Greenness
Flying towards sustainable future

Sustainable development of the aviation industry depends on that airlines proactively identify and manage their environmental impact. As an international carrier, China Eastern abides by its commitment to the environment, attaches importance to the global climate change and other environmental challenges, and constantly explores new ways to promote low carbon and "green" flight operations, so as to create a harmony with nature in the future.



Environmental Stewardship

Comprehensive energy consumption per 10,000 yuan of operating revenue

0.84

tons of standard coal per 10,000 yuan

China Eastern adheres to green and harmonious development and improves its environmental management system. The Board of Directors has set up the Aviation Safety and Environment Committee, which studies, reviews and deliberate on major domestic and global environmental issues in a regular basis. It also supervises the implementation of relevant recommendations. The Company has also established an Energy Conservation Leading Group, with General Manager as its leader, as well as an office for the leading group. The Planning and Development Department manages the energy saving emission reduction and other environmental protection issues through a three-tier management network including the Company's various functions, the management at second-tier subsidiaries, as well as managers at various positions.

We actively implemented the national energy conservation policies, developed and improved the energy management program and *Regulations of Energy Saving and Emission Reduction*, while informing its subsidiaries and branches of the requirements on energy management and energy saving through the three-tier management network. The Company has also included energy saving and emission reduction indicators into its performance evaluation system.

Fuel costs saved through route optimization

18.91 million yuan

The proportion of four main models

97.1 %

Aircraft utilization

10.03 hours

Fuel consumption per hour

2.945

tons of jet fuel per hour

Carbon dioxide emissions

16.74 million tons

Note: Calculation based on the rules of Shanghai carbon trading market, only covering the emissions with regard to fuel consumption

Addressing climate change

We strive to play an active role in tackling the global climate change, and explore effective ways to maximize energy efficiency. The Company is actively achieving energy conservation and emission reduction through optimization of its technologies and operations.

As the first airline to participate in China's domestic carbon trading, the Company has developed and improved its management system for carbon emissions. In 2015, the Company successfully completed trading settlements for 2014 on the carbon market in Shanghai.

Improving fuel efficiency

The Company focused on reducing fuel consumption as part of its efforts to reduce energy use and cut emissions. Through effective way to improve technologies and transport efficiency, the Company has improved the aircraft's fuel efficiency and reduced carbon emissions. In addition, we continued to explore the use of biofuels and other innovative ways to meet the challenges of reducing aviation emissions.

Technology optimization
- Installing winglets in new models
- Modifying engines
- Washing engines with water
- Assessing the electric taxiing system

Fleet optimization
- Gradually phasing out aging aircraft
- Effectively matching the models based on the length of the voyage, reducing aircraft types

Operation optimization
- Increasing the use of domestic temporary routes, shortening flight distance
- Big data analysis to enhance operational efficiency

Ways to achieve fuel efficiency



Case

Fuel efficiency to protect the environment

In 2015, the Jiangxi branch explored routes that could be improved and analyzed the route structure and flight numbers. It actively coordinated with Air Force and air traffic control authorities to draft optimization plans for the routes with an aim to reduce fuel consumption while protecting the margin of safety. In addition, it also required each pilot to attach great importance to fuel efficiency and actively to apply for direct flight routes to reduce fuel consumption. In 2015, the Jiangxi branch optimized six routes, involving 4,079 flights and saving more than 410 tons of fuel.

Managing and controlling energy use in operations

Monitoring of energy use is the basis and an important part of energy management. In 2015, the Company completed the construction of a general monitoring platform for the use of energy. The platform adopts the structure of Shanghai municipal monitoring platform, enabling real-time monitoring and analysis of energy consumption of the buildings. In the future it will be built into a platform to monitor the energy use in buildings and mobile sources as well as to monitor the environment. Meanwhile, it will be promoted to various branches.



中国东方航空公司能源监测平台（工程技术公司）
概览
监测
统计
其它
管理
管理员
消息
电
水
当月用电量
当前公司日用电量
楼宇列表
序号
定位
公司名称
建筑名称
1. 工程技术公司 机修车间
2. 工程技术公司 发动机库
3. 工程技术公司 机库大楼
4. 工程技术公司 化学品库
楼宇详情
机修车间
公司名称:工程技术公司
建筑面积:5134.6平方米
当日用电量:15.0000kWh
当日用水量:8立方米
当月用电量:92.0000kWh
空调, 10,025.75
照明插座, 6,912.89
动力, 14,092.98

Interface of the Company's energy monitoring platform



Case

Use of new energy

To respond positively to the nation's clean energy strategy, Flight Training has launched a distributed photovoltaic power generation project. In May 2015, construction of the project wrapped up and it started generating electricity. By the end of 2015, the project has a total power generation of about 200,000 kWh, reducing carbon dioxide emissions by 200 tons.



Distributed PV project

Properly handling emissions



Disposal of hazardous waste
(waste fluorescent tubes)

0.8tons

Wastewater discharge

4.778million tons

Recycling of waste oil
(aviation fuel)

44.73tons

Recovery of inflight garbage
and packages of inflight
supplies

100%

We are keenly aware of the negative and destructive impact of environmental pollution on the ecosystem. Therefore, we tried our best to reduce the impact from the operational aspects on the environment. The Company has adopted a series of strict measures on emissions control.

In 2015, the Company invested about 28 million yuan to revamp the wastewater treatment systems in the east part of Hongqiao Airport and nearby regions, by laying 10 kilometers of underground pipes and setting up 17 new monitoring wells. Meanwhile, in accordance with the relevant regulations, the Company eliminated all yellow-label vehicles (with emission standards lower than National I for gasoline and Nation III for diesel) to reduce the pollution.



Wastewater → Municipal pipe network

Hazardous Waste → Qualified third party agencies

Waste oil (aviation fuel) garbage and packages of inflight supplies → Recycling

Measures to handle emissions

Enhancing environmental awareness

Environmental sustainability is closely related to each individual. China Eastern advocates and implements the environmental protection initiatives, calling on all employees to have a low-carbon lifestyle and to create a green office. Meanwhile, the Company also promotes the environmental awareness to its passengers and the general public through a variety of activities in a bid to create a green environment.

In 2015, the Company launched a publicity campaign with a theme of "smart energy saving brings benefits" during the 2015 energy conservation promotion week and low-carbon day activities, which significantly boosted the employees' awareness of energy saving and emission reduction.



Anhui branch captain talked about the impact of pollution on flight safety and encouraged audience to boost environmental awareness and pursue a healthy lifestyle



Wuhan Company volunteers participated in the "friendly neighbors, friendly city" green lung campaign



Jiangsu Company's "Ling Yan Team" launched a campaign to pick up garbage in scenic spots

 **Case**

Creating a green cabin

Taking into account the environmental impact of huge amount of disposal inflight supplies, the Company started in 2014 to promote the environmentally friendly meal boxes using non-toxic plastic materials in the economy class during Beijing-Shanghai flights and other key routes. In January 1, 2015, the Beijing branch organized the New Year Day activity with a theme of "Blessings for the New Year, flying with China Eastern in a green trip". It recycled the wastes on the aircraft, such as slipper bags and tea leaf boxes, to make them into commonly-used tissue boxes, pen holders and handbags. It not only avoided the waste, but also boosted the awareness of environmental protection.

Journey of Dreams

Building and sharing a happy China Eastern

"Staff Devotion" is the cornerstone of an enterprise's development. Only when the employees have a sense of belonging and happiness, an enterprise can realize its full vitality and harmonious development. China Eastern hopes that every employee is devoted to creating a "world-class" enterprise and building a "happy China Eastern". We hope that every employee can grow together with the company, realize their colorful dreams and share the happiness when jointly developing the Company.



Luring diverse talents

Employees are one of the important factors that contribute to the core competitiveness of an enterprise. They are the main force to help the enterprise to achieve sustainable development. China Eastern actively promoted diversity and inclusiveness as part of its corporate culture, and is committed to building a warm family for its employees with material and non-material incentives.

The Company adhered to fair and equal employment policies, respected and protected human rights, eliminated the use of child and forced labor, strictly complied with the *Labor Law*, other regulations and international conventions on human rights and labor standards. The Company reserved the positions for employees during their maternity leaves and briefed the employees on any significant change in operations. In 2015, the Company handled 237 labor disputes.

The Company has a worldwide business network. Through a team of diverse backgrounds, we provided our customers with personalized and localized services. The Company actively recruited employees with different age, gender, cultural background, race, and nationality. We hired local crew in the places where we operated and they formed the core talent pools for our localization moves.

Total number of employees 71,033

Proportion of female employees 36.11%	Proportion of female executives 6.99%
Minority employees 1,795 people	Foreign employees 911 people
The percentage of signing of collective contracts 100%	The percentage of participation in the Trade Union 98.4%
New employees 3,168 people	The percentage of signing of labor contracts 100%

The overview of staff in 2015



Graduate and above 3.0%

Undergraduate 47.4%

Junior colleague graduate and below 49.6%

Academic background

41-50 years old 17.8%

Over 50 years old 8.7%

31-40 years old 35.4%

Below 31 years old 38.1%

Ages



Ground service and others 42%

Management officers 7%

Professional and technical personnel 18%

Finance staff 1%

Flight Crew 8%

Sales staff 6%

Cabin Crew 18%

In-service employees



A French crew member provided flight services

 **Case**

Tibetan pilot's life as a legendary song

As one of the first group of minority pilots picked by former Chinese Premier Zhou Enlai and the first Tibetan fighter pliot, Luo Ge wrapped up his career with a perfect landing on October 10, 2015. Luo Ge always believed that working at Shanghai Airlines is a very happy thing. He loved Shanghai Airlines so much. He said, "I will never forget who allowed a Tibetan boy in a poor area to fly over the sky. I attributed all of this to the country and the Party. I am a pilot." With 43 years of experience as a pilot, Tibetan Luo Ge's life is a legend for China Eastern.



A passenger saluted to captain Luo Ge



Social insurance coverage

100%

Corporate annuity coverage

91.26%

The Company developed the remuneration regulations, insisted on equal pay for men and women, improved the performance appraisal methods, optimized the welfare system, and stimulated the enthusiasm of its employees. In addition to five types of social security insurance and one housing fund, other benefits the employees are entitled to include supplementary housing fund, corporate annuity, supplementary medical insurance, free and discounted air tickets as well as subsidies for high-temperature days. Flight crew can enjoy a career security scheme.



Remuneration system for ground staff

Basic salary
Seniority wage
Post salary
Performance salary
Various types of allowances and subsidies

Remuneration system for crew members

Basic pay
Pay on flight hours
Flight subsidies
Other incentives

Remuneration system for employees with contracts

Unit: Yuan

	Shanghai	Beijing	Kunming	Xi'an
	3,673	3,373	3,223	3,133
	2,020	1,720	1,570	1,480

Comparison of the starting salary of employees with contracts and the local minimum wage

Flying with dreams



Investment in training

47.55 million yuan

Total attendance at trainning

481,205

Duration of training per capita

48 hours

Talent is the most fundamental and important resource for an enterprise. For a company, its long-lasting success relies on how to turn "people" into "talents". China Eastern constantly helped its staff move up the career path, improved the training system and encouraged employees to work out innovative ideas and realize their dreams.

Boosting employees' career development

China Eastern has clear job sequences for different categories and positions, allowing employees to be promoted in the same job sequence or be shifted to another job sequence. The Company standardized its internal competition system to apply for positions and improved the job evaluation mechanism to provide a transparent career development path for employees. In 2015, 100% of the employees had performance evaluation while 968 employees were shifted to other positions internally.

According to the different characteristics of its employees, the Company developed different training programs and promoted the setup of a learning map. It tapped the combination of online and offline training to help its staff grow and achieve success.



Cultivation of strategic talents
- Yan Program, Yi Program, Xiang Program, Ying Program
- Training methods: intensive training, job rotation, executives as mentors

Cultivation of leadership
- "Sailing Plan" for newly promoted managers
- Advanced training for middle-level managers
- Lean Six Sigma project

Cultivation of highly skilled personnel
- Establishing the evaluation institute for vocational skills
- Promoting developing a pool of highly skilled talents

Special training
- Optimizing the Learning Map
- Improving the online learning platform

Staff cultivation system



Case

Sailing to pursue a bigger dream

In order to build a management team that is quick to adapt to changes and takes the lead to embrace innovation, China Eastern has developed a "Sailing Plan" for its newly-promoted middle-level managers. In March 2015, the first phase of the "Sailing Plan" training project was launched with a total of 42 newly promoted managers as participants. Training programs covered three major aspects: self-management, team management, work management. It helped middle-level managers boost their capacity to implement corporate strategies and quickly adapt to the requirements of the management positions.

Innovation fosters a young dream

The Company implemented an innovation-driven development strategy to host training courses, letters and exchange programs. It tapped traditional media and new media channels to create a corporate culture focusing on innovation and efficiency.

Through the "We are young-we win" series activities, the Company aimed to foster young people to beef up innovation, find talents with innovative ideas, discover innovation results, develop an innovation team and propel the application and promotion of innovative results, in a bid to aid the transformational development of China Eastern.



Case

We are young-we win - Who is the expert in interactive marketing?

In 2015, the Company launched the "We are young-we win – expert in interactive marketing" program, which is a competition on interactive marketing on social media channels. Participating employees catered to the demand of passengers and used social media as the platforms to demonstrate their talent in innovation and support the Company's transformational development .

"We are young-we win" program is helping young people at China Eastern to realize their dreams. The designer of the 2014 winner "Pet Helper," which addresses the transport of pets for our passengers, was moved from Wuhan to Shanghai to aid the project's operation. The project started to serve the passengers in 2015 and has become one of the innovative services launched by China Eastern.





互动营销达人
社会化媒体互动营销创意大赛

营销达人
媒体互动营销创意大赛
流控不流泪 延误不烦心
延误解决方案

"We are young-we win-expert in interactive marketing" competition scene



Stakeholders' voice

"We are young-we win" is a good platform that allows us to do our favorite things. This platform can demonstrate the talent of young people. It helps us make our ideas into reality and achieve our own personal values.

- Chen Meng, China Eastern "We are young-we win" contest winner

The Company actively promoted the "Wise Startup Service" incubation platform, inviting well-known mentors to provide intensive courses and organizing youth salons to select, support and incubate start-up projects. It provides a platform for employees with entrepreneurial passions to put their ideas into reality and inspire them to start up their own businesses.

Providing staff with healthcare initiatives

Percentage of employees participating in physical examinations

73.56%

Note: This data does not include branches and subsidiaries; the Company arranged medical examinations for all employees; for those who didn't complete physical examinations on time, they were not included in the calculation

Health and safety is the prerequisite for every employee to work and live well. China Eastern is committed to providing employees with a comfortable and secure working environment and serving as an "umbrella" to protect the health and safety of our employees.

The Company strictly enforced laws and regulations and the provisions of collective agreements on working conditions and working hours, improve *the pilot health hierarchical management approach, aircrew medical records management regulations* and organize regular health examination, establishment of health records, reasonable arrangements for staff transfer Hugh.

In 2015, the number of reported occupational injuries was 102, with one death (traffic accident during commuting). The Company has properly handled these incidents.


Building a team
Creating a studio
Conducting a series of trainings
Publishing a book
Setting up mental health records
Establishing a mental health website
Six Ones

"Six Ones" objectives for mental health

The Company attached great importance to the mental health of its employees. With the clear "Six Ones" objectives, the Company eased the psychological pressure on its staff, improved the quality of their life and inspired them to work actively. In 2015, the Company launched over 10 mental health training sessions with more than 500 participants. Over 50 employees had one-on-one interviews.

Case

Promoting employee assistance program





To help pilots improve their "mental fitness" and catered to mental health care for our pilots, China Eastern promoted the Employee Assistance Program (EAP) project. In September 2015, China Eastern became the first to set up the EAP studio for its pilots in China's civil aviation industry. It recruited more than 50 volunteers, issued over 1,000 EAP monthly journals and brochures and lured 450 participants.

Caring for employees

Only a happy enterprise can make employees love it. The Company advocated open communications and regarded helping employees strike a work-and-life balance as its key responsibility. The Company provided real care to its employees, by allowing them have a full sense of belonging and become happier. It encouraged employees to share the happiness and enjoy a better life.

Listening to the voices of employees

The Company established standardized and smooth communication channels, improved the democratic management system based on the workers' congress, and solicited proposals from our employees. We set up a pool of experts to evaluate the feasibility of all recommendations and encouraged our employees to actively engage in managing the Company.

The Company took full account of the needs of our employees, improved service processes at the Employee Service Center, optimized the Intranet for employees and developed a service APP for our staff so as to boost services for our employees. In 2015, the number of the service of Employee Service Center is 121, 000, with a satisfaction ratio of 96%.

Creating a colorful life

We encouraged and guided more employees to participate in our campaign to build a happy China Eastern and to share the results of happiness. We helped our employees know how we proceed to build a "happy China Eastern" and launched an index to evaluate the happiness. We organized the "happy China Eastern" series activities to pass on the happiness and helped our employees to enjoy an exciting life in their spare time.


幸福东航迎春跑
2015 SPRING RUN
00:20:45

"Happy China Eastern" spring run



"Youth MUMU tea" activities


相约米兰 走向世界
MEETING IN MILAN GOING TOWARDS THE WORLD
首届海派旗袍文化论坛

A hundred people in cheongsam

Employees' feasible suggestions

78,627

Effective proposals

58,783

Proportion of adopted proposals

74.23%

Proportion of proposals put into implementation

65.46%

 **Case**

Telling stories, sharing happiness

On October 30, 2015, China Eastern held the final of "tell stories, share happiness --- happy China Eastern storytelling session". Participants told their own stories or stories of their colleagues from different perspectives in work and life. The happy China Eastern storytelling session allows our employees to share their insights of work and life via telling stories. Everyone is engaged in promoting and sharing the happiness under a sound atmosphere with the Company.



"Happy China Eastern storytelling session"

The Company catered to the need of every employee and provided them with care. It launched the "Warmth for winter, Coolness for summer" campaign to promote happiness among employees. In 2015, the Company paid 2.76 million yuan in allowances to 138 employees with critical diseases.



- Comforting employees in difficulties
- "Happy baby" aviation summer camp

Providing care to front-line staff

- "1st June" parent-child activity
- Mid-Autumn Festival "Heart-to-Heart" activity

Providing Care for crew staff

- Holding "Sunshine Class"
- Setting up the "Mum Care" room

Providing care for female employees

Cheer up our employees under special circumstances

- Cheering up our employees who worked on the charter flight with medical assistance in the fight against Ebola
- Cheering up the ground staff who provided passenger services for a long time
- Comforting the China Eastern staff that lost their relatives in the "Oriental Star" shipwreck
- Comforting the local staff that fell the victims of the earthquake in Nepal

Employee care initiatives



In July 2015, Chairman Liu Shaoyong visited and cheered up our staff at the Shanghai Pudong International Airport



In February 2015, General Manager Ma Xulun visited the aviation division of China Eastern to cheer up pilots who worked for the Spring Festival travel rush

Journey of Universal Love

Responsibility for the society

There is a Chinese old saying "the world is full of peace with universal love". China Eastern's rapid growth is inseparable from the concern and attention from all stakeholders as well as trust and support from people in all walks of life. A fish dies out of water while it becomes happy in the water. We are devoted to tapping our love, wisdom and creativity, with a steady stream of investment and resources, to participate in social welfare activities, to support regional economic development and to serve people's livelihood. We take on the responsibility in line with the new era.



The number of registered volunteers in "Love in China Eastern" projects

451

The number of "Love in China Eastern" projects

5,179

The number of participants in public welfare projects

274,979

The number of people having been helped

233,353

The cumulative service time

750,000 hours

"Love in China Eastern" public welfare project

The Company's "Love in China Eastern" project is a large-scale volunteer activity with a theme of "spreading love and serving the society". Under the project, every employee spends a working day each year to organize or participate in a variety of social welfare and volunteer activities. The Company formed a leadership team for the "Love in China Eastern" project and constantly improved the management system and process. The Company has already established a set of rules and regulations for the "Love in China Eastern" project: *the "Love in China Eastern" Volunteer Activity Management System, Administrative Measures on Application of the "Love in China Eastern" Volunteer Activity* and others. In 2015, the Company unveiled and implemented *Articles of ' Love in China Eastern ' registered volunteers*. Through designing the rules and regulations, we encouraged our staff to devote themselves to social welfare activities, ensured all of our employees participate in volunteer activities and promoted sustainable development of the society.



Setting up the teams → Skills training → Organizing activities → Exchanging opinion & exhibition



Process management of "Love in China Eastern" social welfare activity

Community services

Communities, welfare houses, children with intellectual disabilities Sunshine Home, geracomium, etc.



Public utility services

"Colleague students go west" plan, social groups, poverty relief relay, environmental protection, friend-making among the youth



Student Aid Programs

Hope Primary School, children of migrant workers in urban schools School, deaf school, college teachers and students, etc.



Transportation and travel services

Aviation security, road traffic relief

Categories of "Love in China Eastern" volunteer activities



Case

A 4-year-old amputated boy realized his dream of flying in the air

In February 2015, a video recording the sad story of a 4-year-old amputated boy Xiao Feng lured a lot of attention on the Internet. Wuhan Company joined hands with hb.qq.com to launch a donation campaign on Tencent's social welfare platform and raised over 500,000 yuan in just seven hours, creating a miracle of love. Wuhan company's pilots and attendants invited Xiao Feng to visit the plane, letting him have the experience of becoming "a small pilot".





Case

Love in China Eastern-to bring hope to little patients

Public welfare has no limits while love brings people together. We joined hands with the Communist Youth League of Shanghai, the Shanghai Children's Medical Center and Jinjiang Inn to launch a "love crowdfunding" innovative mode to aid children with congenital heart diseases. All the participants made use of their advantages to jointly help the children and their families. The Company provided free air tickets for the families with volunteers accompanying them along the way.

On May 17-18, 2015, volunteers went to Yichang and visited the three families. On May 19, colleagues at Yichang sales department helped the special group of passengers print boarding passes and serve front-row seats in advance. The staff also carefully offered the parents with some tips to prevent tinnitus. At the noon of May 19, 12 children and their families arrived in Shanghai accompanied by China Eastern volunteers. They received surgeries in Shanghai. On the Children's Day after the surgeries, we also organized special celebrations with specially rehearsed programs to celebrate the holiday and their rehabilitation.



爱在东航
LOVE RELAY

"Love in China Eastern" aid children with congenital heart diseases



Stakeholders' voice

Three of us traveled a long way to Yichang. We talked with the parents, accompanied the families to Shanghai, and took care of the children along the way. In Yichang, we saw the living conditions totally different from what we have in cities. Although we were a bit tired these days, we felt very happy to be able to really help these children. The parents were also touched by what we did. I felt it's our mission to do so. I am very proud.

- Yang Yanting, "Love in China Eastern" registered volunteer, cabin crew of LingYan team



Case

"Love in China Eastern - Campus trip" - "Relay of Youth, Relay of Integrity"

The "Relay of Youth, Relay of Integrity" initiative features a three-year period. Colleague graduates are allowed to take the flight first and pay the fee at discounted price later if they tap the trips to seek jobs, do internship or volunteer to teach kids at remote areas. Students participating in the initiative signed an agreement with China Eastern, pledging to pay the ticket fee based on a pre-set price a year after the ticket is issued. In 2015, up to 99.4% of the students engaged in the first batch of the project returned the money for the air tickets, reflecting their integrity. Through the "integrity ticket", we hope to promote our corporate culture and integrity to the society.

The Company invited the Eastern Miles members to participate in the public welfare activities. It organized six "China Eastern Little Flyers" project, boosting the interest of little members to know China Eastern and the aviation knowledge. The Company also established the donation platform and held three "Eastern Miles Charity Trip" activities, helping transfer the supplies donated by China Eastern and its members directly to the children in the poor mountainous regions.



The first leg of 2015 "Eastern Miles Charity Trip" in Nanchong, Sichuan

Supportting regional development

Transportation is a leading indicator of national economic and social development. Under the integration of global economies, China Eastern leverages on its global transportation network to integrate the flows of people, goods, information and capital to absorb and aggregate productivity while promoting social and economic development.

As a responsible enterprise, China Eastern actively responded to the nation's anti-poverty policies and joined hands with all walks of life to counter the challenge of poverty. The Company has been long supporting Shuangjiang and Cangyuan, Lincang , Sichuan Province for a long time. Leveraging on its advantages as an air carrier, China Eastern actively contributed to combating poverty in the regions.

Forming mechanisms to promote the initiative	Developing an anti-poverty work system; sending selected cadres to go to poor areas
Education aid	"3 + X" project and "Big mountain · Dream" campaign; organizeing summer camps and teaching program in remote areas; setting up scholarships
Anti-poverty flights	Openning flights from Lincang to Beijing, Shanghai and Chengdu; promoting development of cultural tourism

Anti-poverty fund invested in
Lincang, Yunnan in 2015

5.66 million yuan

China Eastern has supported Lincang in Yunnan for more than a decade



Case

Love in China Eastern - Loving Lincang

The Company launched the vegetable demonstration project in Yongleng Village, Cangyuan County in Lincang City to promote structural adjustment in local agricultural sector, increase farmers' income, and effectively promote local progress and development, highlighting China Eastern's mission and responsibility as a corporate citizen.



China Eastern anti-poverty cadre Feng Yiming (second from right) won the "Outstanding Individual of poverty alleviation and development work in Yunnan Province"

  **Stakeholders' voice**

Since 2003, China Eastern has been supporting Cangyuan County and Shuangjiang County in our city via a variety of ways. The Company has invested 23 million yuan to contribute greatly to the poverty alleviation work and the development of the civil aviation sector in Lincang. The Company helped improve the city infrastructure and foster development of our education sector and other industries. The "Love in China Eastern - Loving Lincang" and "Love in China Easter - Big mountain Dream" projects helped reduce the populations in poverty in the two counties by 16,479 and 25,424 respectively. We thank China Eastern for its long-standing care and help to Lincang's economic and social development.

- CPC Lincang Committee, the Lincang People's Government

Case

Helping promote Sino-Indian cooperation and foster development of South Asia

China Eastern's Kunming-Kolkata route has been fully recognized by the participants of the 11th Kolkata to Kunming (K2K) Forum and contributed to the exchange and cooperation between the provinces in China's southwest region and the east states of India. China Eastern's Kolkata business office also participated in the China-India trade fair and joined hands with local governments and schools to organize competition on the Chinese language. They also jointly promoted the "Silk Road Tourism" events and facilitated economic, trade and cultural exchanges.

China
Eastern Airlines

2015 Corporate Social
Responsibility Report

Guaranteeing special flights

The number of flights for important missions

106

As an essential part of the public service system and emergency rescue system, civil aviation plays an important role when faced natural disasters and emergencies. China Eastern takes special flights missions as a bounden duty to actively provide transportation service for important events and help rescue people confronted with disasters.



Relief efforts for major disasters

Transporting of special personnel

Emergency charter flights

China Eastern's special flights in 2015

 **Case**

The Chinese force to fight Ebola

The Ebola epidemic spread across the world. China Eastern actively responded to the nation's call to provide emergency transport services in a bid to aid the African region and combat the disease. China Eastern has been the first carrier to join the relief efforts with the biggest transport capacity and the most flights while transporting the largest number of medical practitioners. In 2015, the cabin department of China Eastern and the captain of the Shanghai flight division won the "Outstanding Unit in Prevention and Control of the Ebola Epidemic" and the "Outstanding Individual in Prevention and Control of the Ebola Epidemic" respectively.

 **Case**

Emergency response: Rush to the rescue in Nepal

On April 25, 2015, an 8.1-degree earthquake occurred in Nepal. Chinese airlines rushed to rescue. China Eastern overcame a lot of challenges and became the first carrier to arrive at the reopened Kathmandu airport after the earthquake, offering comfort to our compatriots, who felt the real strength of the motherland.

From April 25 to 28, China Eastern dispatched 7 flights to receive 888 Chinese passengers stranded by the earthquake. After arriving at Kunming safely, one injured passenger said emotionally, "Thank China Eastern, Thank the motherland!"

 **Case**

China Eastern had an emergency transport of 300 tons of extinguishing foam to aid Zhangzhou

On April 7, 2015, in accordance with the requirement by the Civil Aviation Administration of China, China Eastern dispatched three emergency freighters from Shanghai to Qingdao, where they loaded 300 tons of extinguishing foam and transported it to Xiamen to aid the rescue efforts after the Xylene facilities at the Tenglong plant exploded in Gulei, Zhangzhou on April 6.

 

Appendix

Performance Indicators

	Indicators	Unit	Data		
			2013	2014	2015
General Performance	Aircraft in operation	No.	465	497	535
	Average age of aircrafts	Years	6.86	6.10	5.42
	Revenue tonne kilometers	Billion ton kilometers	15.55	16.12	17.82
	The number of passengers carried	Million	79.09	83.811	93.78
	Cargo, parcel and mail volume	Million tons	1.41	1.363	1.399
Economy	Total assets	Billion yuan	137.777	163.542	195.709
	Operating revenue	Billion yuan	88.109	89.746	93.844
	Total profit	Billion yuan	2.205	4.12	5.671
	Aircraft utilization	Hours	9.80	9.88	10.03
	Taxes and fees	Billion yuan	4.803	6.832	9.038
	Contract compliance rate	%	100%	100%	100%
	Purchase cost	Billion yuan	34.308	32.97	23.43
Safety	Safe flight	Million hours	1.54	1.625	1.804
Service	luggage mishandling rate	Parts per ten thousand	-	28.16	26.75
	Flight punctuality rate	%	76.59%	69.03%	68.09%
	The effective notification rate of irregular flight notification	%	-	93.0%	94.3%
	Passenger satisfaction	Points	87.74	90.77	88.11
	Compliant from passengers	No.	312	264	415
	The complaint rate	Parts per ten thousand	0.049	0.040	0.053

	Indicators	Unit	Data		
			2013	2014	2015
Environment	CO_2 emissions	Kilotons	14,290	14,986	16,740
	Fuel consumption per hour	Tons of aviation fuel per hour	2.946	2.927	2.945
	Energy consumption per ten thousand yuan revenue	Tons of standard coal per 10,000 yuan	0.77	0.79	0.84
	Energy consumption per revenue tonne kilometers	Tons per ten thousand kilometer	2.92	2.95	3.00
	Aviation fuel consumption	Kilotons	4,536.5	4,757.4	5,314.2
	Manufacture gas consumption	1,000 m³	325.0	292.9	281.2
	Natural gas consumption	1,000 m³	2,997.8	2,989.6	2,984.0
	Gasoline consumption	Kiloliters	3,372.7	3,429.7	2,704.2
	Diesel consumption	Kiloliters	13,212.1	13,694.0	13,323.7
	LPG consumption	1,000 m³	139.6	108.9	82.5
	Other petroleum products	Tons	749.0	684.2	406.0
	Electricity	1,000 kWh	137,908.8	146,465.5	150,358.0
	Water	Kilotons	5,331.7	5,634.2	5,309.2
	Total energy consumption	Tons of standard coal	6,756,273	7,085,339	7,904,416
	Effluent volume	Tons	4,799	5,071	4,778
	The recycling quantity of aviation fuel	Tons	97.09	73.85	44.73
	The quantity of waste lightning tubes	Tons	-	0.3	0.8
Employee	Total employees	No.	68,874	69,849	71,033
	The percentage of female executives	%	-	6.89%	6.99%
	Employee turnover rate	%	1.9%	4.3%	Management officers 0.65% Professional and technical personnel 0.75% Flight Crew 1.2% Cabin crew 0.68% Sales staff 7.1% Finance staff 2% Ground service and others 6.2%
	The percentage of participation in the Trade Union	%	97%	99.08%	98.40%
	Percentage of employees participating in physical examinations	%	66.37%	68.60%	73.56%
	Investment in training	Million yuan	-	53	47.55
	Duration of training per capita	Hours	-	-	48
	The number of reported occupational injuries	No.	66	90	102
	The number of reported occupational death	No.	0	0	1
Social	The number of "Love in China Eastern" public welfare projects	No.	876	4,649	5,179
	The number of participants in public welfare projects	No.	51,983	248,860	274,979
	The number of registered volunteers in "Love in China Eastern" projects	No.	-	-	451
	Anti-poverty funds invested in Lincang	Million yuan	3.51	4.70	5.66

GRI Content Index

Indicator	State	Location	Page	Description
Strategy Analysis				
G4-1 Provide a statement from the most senior decision-maker of the organization (such as CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and the organization's strategy for addressing sustainability.	Included	Message from Chairman	P2-P3	
G4-2 Provide a description of key impacts, risks, and opportunities.	Included	Message from Chairman	P2-P3	
Organizational Profile				
G4-3 Report the name of the organization.	Included	Approaching China Eastern	P4	
G4-4 Report the primary brands, products, and services.	Included	Approaching China Eastern	P4	
G4-5 Report the location of the organization's headquarters.	Included	Approaching China Eastern	P4	
G4-6 Report the number of countries where the organization operates, and names of countries where either the organization has significant operations or that are specifically relevant to the sustainability topics covered in the report	Included	Approaching China Eastern	P4	
G4-7 Report the nature of ownership and legal form.	Included	Approaching China Eastern	P4	
G4-8 Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries).	Included	Approaching China Eastern	P4	
G4-9 Report the scale of the organization.	Included	Approaching China Eastern	P4	
G4-10 Report the total number of employees by employment contract and gender.	Included	Journey of Dreams	P56	
G4-11 Report the percentage of total employees covered by collective bargaining agreements.	Included	Journey of Dreams	P56	
G4-12 Describe the organization's supply chain.	Included	Journey of Development	P26	
G4-13 Report any significant changes during the reporting period regarding the organization's size, structure, ownership, or its supply chain.	Included	Approaching China Eastern	P4-P9\ P10	
G4-14 Report whether and how the precautionary approach or principle is addressed by the organization.	Included	Approaching China Eastern	P11	
G4-15 List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses.	Included	Social Responsibility Management	P14	
G4-16 List memberships of associations (such as industry associations) and national or international advocacy organizations in which the organization- • Holds a position on the governance body • Participates in projects or committees • Provides substantive funding beyond routine membership dues • Views membership as strategic This refers primarily to memberships maintained at the organizational level.	Included	Journey of Development	P27	
Identified Materials Aspects And Boundaries				
G4-17 a. List all entities included in the organization's consolidated financial statements or equivalent documents. b. Report whether any entity included in the organization's consolidated financial statements or equivalent documents is not covered by the report.	Included	About the report	P0\P10\P39\ P40\P60	
G4-18 a. Explain the process for defining the report content and the Aspect Boundaries. b. Explain how the organization has implemented the Reporting Principles for Defining Report Content.	Included	About the report/ Social Responsibility Management	P1\P15	
G4-19 List all the material Aspects identified in the process for defining report content.	Included	Social Responsibility Management	P15	
G4-20 For each material Aspect, report the Aspect Boundary within the organization.	Included	Social Responsibility Management	P39\P40\P60	
G4-21 For each material Aspect, report the Aspect Boundary outside the organization.	Included	Social Responsibility Management	P26\P27	
G4-22 Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements.	N/A	-		
G4-23 Report significant changes from previous reporting periods in the Scope and Aspect Boundaries.	N/A	-		
Stakeholder Engagement				
G4-24 Provide a list of stakeholder groups engaged by the organization.	Included	Social Responsibility Management	P17\P18	
G4-25 Report the basis for identification and selection of stakeholders with whom to engage.	Included	Social Responsibility Management	P17\P18	

Indicator	State	Location	Page	Description
G4-26 Report the organization's approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process.	Included	Social Responsibility Management	P17\P18	
G4-27 Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns.	Included	Social Responsibility Management	P17\P18	
Report Profile				
G4-28–G4-31 Reporting period (such as fiscal or calendar year) for information provided. Date of most recent previous report (if any). Reporting cycle (such as annual, biennial). Provide the contact point for questions regarding the report or its contents.	Included	About the report	P0-P1	
G4-32 Report the 'in accordance' option the organization has chosen.	Included	GRI Content Index/ Assurance Statement	P73\P82\P83	In accordance-Core
G4-33 Report the organization's policy and current practice with regard to seeking external assurance for the report.	Included	About the report	P0	
Governance				
G4-34 Report the governance structure of the organization, including committees of the highest governance body. Identify any committees responsible for decision making on economic, environmental and social impacts.	Included	Approaching China Eastern	P9	
Ethics and Integrity				
G4-56–G4-58 Describe the organization's values, principles, standards and norms of behavior such as codes of conduct and codes of ethics. Report the internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines. Report the internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms or hotlines.	Included	Approaching China Eastern	P8\P11	
Economic				
DMA- Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Development	P15-P16\P20	
Economic Performance				
G4-EC1 Direct economic value generated and distributed.	Included	Approaching China Eastern/Performance Indicators	P22\P71	
G4-EC2 Financial implications and other risks and opportunities for the organization's activities due to climate change.	Included	Journey of Greenness	P62	
G4-EC3 Coverage of the organization's defined benefit plan obligations.	Included	Journey of Dreams	P57	
G4-EC4 Financial assistance received from government.	Not Included	-	-	
Market Presence				
G4-EC5 Ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation.	Included Partially	Journey of Dreams	P57	
G4-EC6 Proportion of senior management hired from the local community at significant locations of operation.	Included Partially	GRI Content Index		Most senior managers are recruited locally

Indicator	State	Location	Page	Description
Indirect Economic Impact				
G4-EC7 Development and impact of infrastructure investments and services supported.	Included	GRI Content Index		The square meters of major infrastructure projects are 723,621, with a total investment of 757,663 ten thousand yuan
G4-EC8 Significant indirect economic impacts, including the extent of impacts.	Included Partially	Journey of Development/ Journey of Universal Love	P26-27\ P69	
Procurement Practices				
G4-EC9 Proportion of spending on local suppliers at significant locations of operation.	Included Partially	Journey of Development	P26	
Environmental				
DMA-Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Greenness	P15-P16\P48	
Materials				
G4-EN1 Materials used by weight or volume.	N/A	-	-	
G4-EN2 Percentage of materials used that are recycled input materials.	N/A	-	-	
Energy				
G4-EN3–G4-EN7 Energy consumption within the organization. Energy consumption outside of the organization. Energy intensity. Reduction of energy consumption. Reductions in energy requirements of products and services.	Included Partially	Journey of Greenness/ Performance Indicators	P50-P51	
G4-EN8–G4-EN10 Total water withdrawal by source. Water sources significantly affected by withdrawal of water. Percentage and total volume of water recycled and reused.	Included Partially	Performance Indicators	P72	
Biodiversity				
G4-EN11 Generic Disclosures on Management Approach.	N/A	-	-	
G4-EN12 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	N/A	-	-	
G4-EN13 Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	N/A	-	-	
G4-EN14 Total number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.	N/A	-	-	
Emissions				
G4-EN15–G4-EN19 Direct greenhouse gas (GHG) emissions (Scope 1). Energy indirect greenhouse gas (GHG) emissions (Scope 2). Other indirect greenhouse gas (GHG) emissions (Scope 3). Greenhouse gas (GHG) emissions intensity. Reduction of greenhouse gas (GHG) emissions.	Included Partially	Performance Indicators	P50\P72	
G4-EN20 Emissions of ozone-depleting substances (ODS).	Not Included	-	-	
G4-EN21 NOX, SOX, and other significant air emissions.	Not Included	-	-	

Indicator	State	Location	Page	Description
Effluents And Waste				
G4-EN22 Total water discharge by quality and destination.	Included Partially	Journey of Greenness	P52	
G4-EN23 Total weight of waste by type and disposal method.	Included Partially ed	Journey of Greenness	P52	
G4-EN24 Total number and volume of significant spills.	Included	GRI Content Index		No
G4-EN25 Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	Included Partially	Journey of Greenness	P52	
G4-EN26 Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization's discharges of water and run off.	N/A	-	-	
Products And Services				
G4-EN27 Extent of impact mitigation of environmental impacts of products and services.	Included Partially	Journey of Greenness	P52	
G4-EN28 Percentage of products sold and their packaging materials that are reclaimed by category.	N/A	-	-	
Compliance				
G4-EN29 Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	Included	GRI Content Index		No
Transport				
G4-EN30 Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of the workforce.	N/A	-	-	
Overall				
G4-EN31 Total environmental protection expenditures and investments by type.	Included Partially	Journey of Greenness	P50-P52	
Supplier Environmental Assessment				
G4-EN32 Percentage of new suppliers that were screened using environmental criteria.	Included Partially	Journey of Development	P26	
G4-EN33 Significant actual and potential negative environmental impacts in the supply chain and actions taken.	Included Partially	Journey of Greenness	P26	
Environmental Grievance Mechanisms				
G4-EN34 Number of grievances about environmental impacts filed, addressed, and resolved through formal grievance mechanisms.	Not Included	-	-	
Social				
Labor Practices And Decent Work				
DMA - Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Dreams	P15-P16;P54	
Employment				
G4-LA1 Total number and rates of new employee hires and employee turnover by age group, gender and region.	Included Partially	Journey of Dreams	P56	
G4-LA2 Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation.	Included Partially	Journey of Dreams	P56-P57	
G4-LA3 Return to work and retention rates after parental leave, by gender.	Included Partially	Journey of Dreams	P56	
Labor/Management Relations				

Indicator	State	Location	Page	Description
G4-LA4 Minimum notice periods regarding operational changes, including whether these are specified in collective agreements.	Included Partially	Journey of Dreams	P56	
Occupational Health And Safety				
G4-LA5 Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs.	Not Included	-	-	
G4-LA6 Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender.	Included Partially	Journey of Dreams	P60	
G4-LA7 Workers with high incidence or high risk of diseases related to their occupation.	Included Partially	Journey of Dreams	P60	
G4-LA8 Health and safety topics covered in formal agreements with trade unions.	Included Partially	Journey of Dreams	P60	
Training And Education				
G4-LA9 Average hours of training per year per employee by gender, and by employee category.	Included Partially	Journey of Dreams	P58	
G4-LA10 Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	Included	Journey of Dreams	P58-P59	
G4-LA11 Percentage of employees receiving regular performance and career development reviews, by gender and by employee category.	Included Partially	Journey of Dreams	P58	
Diversity And Equal Opportunity				
G4-LA12 Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity.	Included	Journey of Dreams	P56	
Equal Remuneration for Women And Men				
G4-LA13 Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation.	Included Partially	Journey of Dreams	P57	
Supplier Assessment For Labor Practices				
G4-LA14 Percentage of new suppliers that were screened using labor practices criteria.	Included Partially	Journey of Development	P26	
G4-LA15 Significant actual and potential negative impacts for labor practices in the supply chain and actions taken.	Included Partially	Journey of Development	P26	
Labor Practices Grievance Mechanisms				
G4-LA16 Number of grievances about labor practices filed, addressed, and resolved through formal grievance mechanisms.	Included Partially	Journey of Dreams	P56	
Human Rights				
DMA - Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Development/Journey of Dreams	P15-P16;P54	
Investment				
G4-HR1 Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening.	Not Included	-	-	
G4-HR2 Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.	Not Included	-	-	
Non-discrimination				
G4-HR3 Total number of incidents of discrimination and corrective actions taken.	Included	GRI Content Index		No

Indicator	State	Location	Page	Description
Freedom Of Association And Collective Bargaining , Child Labor, And Forced Or Compulsory Labor				
G4-HR4--G4-HR6 Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights. Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor. Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	Included Partially	Journey of Dreams	P56	
Security Practices				
G4-HR7 Percentage of security personnel trained in the organization's human rights policies or procedures that are relevant to operations.	Not Included	-	-	
Indigenous Rights				
G4-HR8 Total number of incidents of violations involving rights of indigenous peoples and actions taken.	N/A	-	-	
Assessment				
G4-HR9 Total number and percentage of operations that have been subject to human rights reviews or impact assessments.	Not Included	-	-	
Supplier Human Rights Assessment				
G4-HR10 Percentage of new suppliers that were screened using human rights criteria.	Not Included	-	-	
G4-HR11 Significant actual and potential negative human rights impacts in the supply chain and actions taken.	Not Included	-	-	
Human Rights Grievance Mechanisms				
G4-HR12 Number of grievances about human rights impacts filed, addressed, and resolved through formal grievance mechanisms.	Included	GRI Content Index		No
Society				
DMA - Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Excellence/Journey of Universal Love	P15-P16\ P64	
Local Communities				
G4-SO1 Percentage of operations with implemented local community engagement, impact assessments, and development programs.	Not Included	-	-	
G4-SO2 Operations with significant actual and potential negative impacts on local communities.	Included	GRI Content Index		No
Anti-corruption				
G4-SO3--G4-SO4 Total number and percentage of operations assessed for risks related to corruption and the significant risks identified. Communication and training on anti-corruption policies and procedures.	Included	Approaching China Eastern	P11	
G4-SO5 Confirmed incidents of corruption and actions taken.	Not Included	-	-	
Public Policy				
G4-SO6 Total value of political contributions by country and recipient/beneficiary.	N/A	-	-	
Anti-competitive Behavior				
G4-SO7 Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes.	Included Partially	Approaching China Eastern	P11	
Compliance				
G4-SO8 Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	Included	GRI Content Index		No
Supplier Assessment For Impacts On Society				
G4-SO9 Percentage of new suppliers that were screened using criteria for impacts on society.	Included Partially	Journey of Development	P26	

Indicator	State	Location	Page	Description
G4-SO10 Significant actual and potential negative impacts on society in the supply chain and actions taken.	Included Partially	Journey of Development	P26	
Grievance Mechanisms For Impacts on Society				
G4-SO11 Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms.	Not Included	-	-	
Product Responsibility				
DMA - Generic Disclosures on Management Approach.	Included	Social Responsibility Management/Journey of Excellence	P15-P16	
Customer Health And Safety				
G4-PR1 Percentage of significant product and service categories for which health and safety impacts are assessed for improvement.	Included	Journey of Relief	P28-P35	
G4-PR2 Total number of incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of products and services during their life cycle, by type of outcomes.	Included	GRI Content Index		No
Product And Service Labeling				
G4-PR3 Type of product and service information required by the organization's procedures for product and service information and labeling, and percentage of significant product and service categories subject to such information requirements.	Included	GRI Content Index		All seats are fitted with safety instructions; providing health information, all kinds of Passengers and service information bulletin on Public Information Platform
G4-PR4 Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes.	Included	GRI Content Index		No
G4-PR5 Results of surveys measuring customer satisfaction.	Included	Journey of Excellence/ Performance Indicators	P5\P40\P71	
Marketing Communications				
G4-PR6 Sale of banned or disputed products.	Included	GRI Content Index		No
G4-PR7 Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship, by type of outcomes.	Included	GRI Content Index		No
Customer Privacy				
G4-PR8 Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.	Included Partially	Journey of Excellence	P40	
Compliance				
G4-PR9 Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	Included	GRI Content Index		No

HK-ESG Content Index

Indicator	State	Location	Page	Description
Environmental				
Aspect A1- Emissions				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Included Partially	Journey of Greenness	P50	
KPI A1.1- The types of emissions and respective emissions data.	Included Partially	Journey of Greenness	P52	
KPI A1.2- Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Included	Journey of Greenness/ Performance Indicators	P50\P72	
KPI A1.3- Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Included Partially	Journey of Greenness/ Performance Indicators	P52\P72	
KPI A1.4- Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Not Included	Journey of Greenness	-	
KPI A1.5- Description of measures to mitigate emissions and results achieved.	Included Partially	Journey of Greenness	P50	
KPI A1.6- Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	Included Partially	Journey of Greenness	P52	
Aspect A2- Use of Resources				
General Disclosure- Policies on the efficient use of resources, including energy, water and other raw materials.	Included Partially	Journey of Greenness	P51	
KPI A2.1- Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Included	Performance Indicators	P72	
KPI A2.2- Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Included Partially	Performance Indicators	P72	
KPI A2.3- Description of energy use efficiency initiatives and results achieved.	Included Partially	Journey of Greenness	P51	
KPI A2.4- Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	Not Included	-	-	
KPI A2.5- Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not Included	-	-	
Aspect A3- The Environment and Natural Resources				
General Disclosure- Policies on minimising the issuer's significant impact on the environment and natural resources.	Included Partially	Journey of Greenness	P50	
KPI 3.1- Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Included Partially	Journey of Greenness	P50-52	
Social				
Employment and Labour Practices				
Aspect B1- Employment				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Included Partially	Journey of Dreams	P56-58	
KPI B1.1- Total workforce by gender, employment type, age group and geographical region.	Included Partially	Journey of Dreams	P56	
KPI B1.2- Employee turnover rate by gender, age group and geographical region.	Included Partially	Performance Indicators	P72	
Aspect B2- Health and Safety				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to providing a safe working environment and protecting employees from occupational hazards.	Included Partially	Journey of Dreams	P60	
KPI B2.1- Number and rate of work-related fatalities.	Included	Journey of Dreams	P60	
KPI B2.2- Lost days due to work injury.	Not Included	-	-	

Indicator	State	Location	Page	Description
KPI B2.3- Description of occupational health and safety measures adopted, how they are implemented and monitored.	Included Partially	Journey of Dreams	P60	
Aspect B3- Development and Training				
General Disclosure- Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Included	Journey of Dreams	P58	
KPI B3.1- The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Not Included	-	-	
KPI B3.2- The average training hours completed per employee by gender and employee category.	Included Partially	Journey of Dreams	P58	
Aspect B4- Labour Standards				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to preventing child and forced labour.	Included	Journey of Dreams	P56	
KPI B4.1- Description of measures to review employment practices to avoid child and forced labour.	Included Partially	Journey of Dreams	P56	
KPI B4.2- Description of steps taken to eliminate such practices when discovered.	Not Included	Journey of Dreams	-	
Operating Practices				
Aspect B5- Supply Chain Management				
General Disclosure- Policies on managing environmental and social risks of the supply chain.	Included	Journey of Development	P26	
KPI B5.1- Number of suppliers by geographical region.	Included	Journey of Development	P26	
KPI B5.2- Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	Included Partially	Journey of Development	P26	
Aspect B6- Product Responsibility				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Included	Journey of Confidence	P28-P35	
KPI B6.1- Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A	-	-	
KPI B6.2- Number of products and service related complaints received and how they are dealt with.	Included	Journey of Excellence	P40	
KPI B6.3- Description of practices relating to observing and protecting intellectual property rights.	Included Partially	Approaching China Eastern	P11	
KPI B6.4- Description of quality assurance process and recall procedures.	N/A	-	-	
KPI B6.5- Description of consumer data protection and privacy policies, how they are implemented and monitored.	Included Partially	Journey of Excellence	P40	
Aspect B7- Anti-corruption				
General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to bribery, extortion, fraud and money laundering.	Included	Approaching China Eastern	P11	
KPI B7.1- Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Not Included	-	-	
KPI B7.2- Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	Included	Approaching China Eastern	P11	
Community				
Aspect B8- Community Investment				
General Disclosure- Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Included	Journey of Universal Love	P66	
KPI B8.1- Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Included	Journey of Universal Love	P66-P70	
KPI B8.2- Resources contributed (e.g. money or time) to the focus area.	Included	Journey of Universal Love	P66	

Assurance Statement of Corporate Social Responsibility Report



TUV Asia Pacific Ltd. ('TUV NORD') has been commissioned by the management of China Eastern airlines Co., Ltd('China Eastern' for short) to carry out an independent assurance of the 2015 Corporate Social Responsibility Report ('report' for short）.

China Eastern is responsible for the collection, analysis, aggregation and presentation of information within the Report. TUV NORD's responsibility in performing this work (assurance of the report) is in accordance with terms of reference agreed in the scope of engagement with China Eastern. China Eastern is the intended users of this statement.

This statement is based on the assumption that the data and information provided in the report is complete and true. This report is the eighth CSR report for China Eastern, and it's the first time for China Eastern to invite the third party give independent assurance.

Assurance Scope
- The report revealed the accuracy and reliability for key performance, information and management system which happened in 2015.
- Assurance address is in No.99, the third airport road, Changning district, Shanghai, where China Eastern located. And we didn't visit other branch, Subordinate units or the site of Projects.
- We evaluate the collection, analysis, aggregation of the information and data.
  Assurance of the Report was done on 14-15.03.2016.

Assurance Methodology
Assurance process including following activities:
- Review the document information which provide by China Esetern;
- Interview the person who collected the report information;
- View the related websites and media reports, verify the data and information through sampling method;
- Refer to GRI Sustainability Reporting Guideline(G4) on balance, comparability, accuracy, timeliness, clarity, reliability, and give the evaluation;
- Refer to AA1000AS (2008) Assurance methodology;
- Assurance activity is based on TUV NORD CSR report assurance management procedure.

Assurance Conclusion
China Eastern CSR Report provide an appropriate and objective view of the sustainability & social programs and performances in 2015. The data in report is reliable and objective, TUV NORD didn't find the system error or substantial error, Which meets the disclosure requirement of G4 core option.
- The structure of report is complete, the revealed information is clear, easy-understand and available;



- The report take "Happiness from the East to the World" as theme, reveal CHINA EASTERN CSR idea, practice, result and typical cases, in addition, it attached 3 years key performance indicators, which can be comparable;
- Determining material aspects through stakeholder survey, which feedback stakeholders' expectation and attention.

Suggestion for Improvement
Through assurance and evaluation, we had following improvement suggestion on CSR practice and management:
- Suggest further improve social responsibility management system, make CSR work more organized and systematic;
- Suggest choose stakeholders more reasonable during the process of material aspects choosing, the reveal the responsibility plan and performance more comprehensive;
- The analysis of the key performance could be strengthened.

Special Statement
This statement excluding:
- The activity outside information reveal;
- The position, idea, faith, object, future developing direction, and promise which stated by China Eastern Company.

Statement of Independence and Competence
TUV NORD Group is the world's leader in inspection, testing and verification, operating in more than 70 countries throughout the world and providing services which includes management systems and product certification; quality, environmental, social and ethical auditing and training; environmental; social responsibility and sustainability report assurance.

TUV Asia Pacific Ltd. affirms its' independence from China Eastern and confirms that there is no conflicts of interest with the organization or any of its subsidiaries and stakeholders when performing the assurance of the Report. TUV Asia Pacific Ltd. was not involved in any manner with China Eastern, when the latter was preparing the Report.

The team leader:杨文光   The Authorized person:宋海宁
Date :25.03.2016   Date: 25.03.2016

Note:If there is any conflict between the Chinese and English versions, the Chinese version shall prevail

Feedback

Dear Sir/Madam,

Thank you for reading *China Eastern Airlines Corporate Social Responsibility Report 2015*.
To enable our report to more systematic and scientifically offer you meaningful information, to facilitate monitoring of the CSR work and to improve the Company's management and practice of social responsibility, we sincerely await your opinions and suggestions.

Please fill the questionnaire and mail it to us according to the following address:

Department: Party Publicity Department of China Eastern Airlines

Fax: 021-62686883   E-mail: ceanews@163.com

Address: 92, Konggang No.3 Road, Changning District, Shanghai   Zip Code: 200335

1.You are one of our_____

Passengers   Shareholders   Representative of government   Representative of Community   Partners   Media   Social group   Other (please note)

2. What's your assessment of China Eastern Airlines Corporate Social Responsibility Report 2015?

A.Very good   B. Good   C. Fair   D. Poor   E. Very poor

3. What's your assessment of China Eastern's social responsibility performance of economy, environment and society?

Economic responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor
Social responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor
Environmental responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

4. What's your assessment of this report on reflecting the impact of China Eastern's social responsibility practice on economy, society and environment?

A. Very good   B. Good   C. Fair   D. Poor   E. Very poor

5. What is your assessment of this report in responing and disclosuring the issues that draw the stakeholders' attentions.

A. Very good   B. Good   C. Fair   D. Poor   E. Very poor

6. Do you think the information, data and indicators disclosed in this report are accurate, clear and complete?

Clarity	A. Very good B. Good C. Fair D. Poor E. Very poor
Accuracy	A. Very good B. Good C. Fair D. Poor E. Very poor
Completeness	A. Very good B. Good C. Fair D. Poor E. Very poor

7. what is your assessment of the content and design of this report for reading?

| Content | A. Good   B. Fair   C. Poor |
| Design | A. Good   B. Fair   C. Poor |

8. Please choose 5-10 items which you think are important ones from the following list. (At least 5 items)

A.Safety	B.Supplier development support	C.Innovation of business models	D.Risk management and control
E.Improvement of service quality	F.Work-life Balance	G.Fair competition	H.Social welfare volunteers
I.Supply chain management	J.Globalized development	K.Management of state-owned assets	L.Compliance management
M.Protection of basic rights	N.Health and safety	O.Operating Performance	P.Protection of customer information
Q.Environmentally friendly office	R.Prevention and treatment of pollution	S.Addressing climate change	T.Training and development
U.Regional economic development	V.Helping the vulnerable group	W.Optimization of hardware facilities	X.Diversity of Workforce
Y.Noise control	Z.Industry development support	AA.Protection of intellectual property	BB.Smart services
CC.Efficient use of resources	DD.Flight punctuality	EE.Brand image	FF.Democratic management
GG.Disaster/emergency rescue	HH.Community development support	II.Transparency of information	

9. Your comments and suggestions for China Eastern's social responsibility work and this report:

Thank you for your attention!



Happiness from the East to the World



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